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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Fusion-io, Inc.
(Name of Subject Company)

Fusion-io, Inc.
(Name of Persons Filing Statement)

Common Stock, par value $0.0002 per share
(Title of Class of Securities)

36112J107
(CUSIP Number of Class of Securities)

Shane V Robison
Chief Executive Officer
Fusion-io, Inc.
2855 E. Cottonwood Parkway, Suite 100
Salt Lake City, Utah 84121
(801) 424-5500
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to
Larry W. Sonsini, Esq.
Robert G. Day
Michael S. Ringler
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-6811

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.    Subject Company Information.

  Name and Address

        The name of the subject company is Fusion-io, Inc., a Delaware corporation ("Fusion-io" or the "Company"). Unless the context indicates otherwise, we use the terms "us," "we," and "our" to refer to the Company. The address of the Company's principal executive office is 2855 E. Cottonwood Parkway, Suite 100, Salt Lake City, Utah 84121. The telephone number of the Company's principal executive office is (801) 424-5500.

  Securities

        The class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates is the Company's common stock, par value $0.0002 per share ("Shares"). As of June 20, 2014, there were 108,938,952 Shares outstanding, 9,923,496 Shares authorized and reserved for issuance pursuant to options to purchase Shares and 3,837,105 Fusion-io restricted stock units outstanding.

Item 2.    Identity and Background of Filing Person.

  Name and Address

        Fusion-io, the subject company, is the person filing this Schedule 14D-9. The name, business address and business telephone number of the Company are set forth in Item 1 above under the heading "Name and Address."

  Tender Offer

        This Schedule 14D-9 relates to the tender offer by Flight Merger Sub, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of SanDisk Corporation ("SanDisk"), a Delaware corporation, as disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended and supplemented from time to time, the "Schedule TO") filed by SanDisk and Purchaser with the U.S. Securities and Exchange Commission (the "SEC") on June 24, 2014, and pursuant to which Purchaser is offering to purchase all of the outstanding Shares at a price of $11.25 per Share (the "Offer Price"), net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 24, 2014 (as amended or supplemented from time to time, the "Offer to Purchase"), and the related Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal" and, together with the Offer to Purchase, the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, hereto and are incorporated herein by reference.

        The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 16, 2014, by and among SanDisk, Purchaser and Fusion-io (as amended or supplemented from time to time, the "Acquisition Agreement"). The Acquisition Agreement provides, among other things, that, following the completion of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Acquisition Agreement and in accordance with the General Corporation Law of the State of Delaware, as amended (the "DGCL"), Purchaser will be merged with and into the Company (the "Merger"), with Fusion-io surviving the Merger as a wholly owned subsidiary of SanDisk (the "Surviving Corporation"). Because the Merger will be governed by either Section 253 or Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. Fusion-io expects that the Merger will be consummated as soon as reasonably practicable following consummation of the Offer. At the time the Merger becomes effective (the "Effective Time"), all then outstanding Shares (other than Shares owned by the Company, SanDisk or Purchaser or Shares held by stockholders who have validly exercised their appraisal rights under the DGCL), will be cancelled and converted into the right to receive the Offer Price, net to the seller in cash without interest thereon, less any required withholding taxes. See "Treatment of Equity-Based Awards under the Acquisition Agreement" under Item 3 below for a discussion of treatment of options and restricted stock units ("RSUs") of Fusion-io. This summary of the Acquisition Agreement does not, and any other summary of provisions of the Acquisition Agreement contained herein do not, purport to be complete and each is qualified in its entirety by reference to the Acquisition Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The Acquisition Agreement is more fully described in Section 11 of the Offer to Purchase, entitled "The Merger Agreement; Other Agreements." The Offer is scheduled to expire at 12:00 Midnight, New York City time, at the end of the day on Tuesday, July 22, 2014, subject to extension in certain circumstances as set forth in the Acquisition Agreement and described in the Offer to Purchase.

        As set forth in the Schedule TO, the address of SanDisk and Purchaser is 951 SanDisk Drive, Milpitas, California 95035 and their telephone number is (408) 801-1000.

        Upon filing this Schedule 14D-9 with the SEC, the Company will make this Schedule 14D-9 publicly available on its website at www.fusionio.com.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        Except as set forth in this Schedule 14D-9 or as incorporated herein by reference, as of the date of this Schedule 14D-9, to the knowledge of Fusion-io, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between (i) Fusion-io or any of its affiliates, on the one hand, and (ii)(a) any of its executive officers, directors or affiliates, or (b) SanDisk, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.

  Arrangements with SanDisk and Purchaser

  Acquisition Agreement

        The summary of the Acquisition Agreement and the description of the conditions to the Offer contained in the Offer to Purchase in Section 11 of the Offer to Purchase entitled "The Merger Agreement; Other Agreements" and Section 15 entitled "Certain Conditions of the Offer," respectively, are incorporated by reference herein. Each summary and description is qualified in its entirety by reference to the Acquisition Agreement.

        The Acquisition Agreement, which has been provided to inform investors with information regarding its terms and is not intended to provide any other factual information about the Company, SanDisk or Purchaser, contains representations and warranties of each of the Company, SanDisk and Purchaser. In particular, the assertions embodied in the representations and warranties contained in the Acquisition Agreement are qualified by information in a confidential disclosure letter provided by the Company to SanDisk and Merger Sub in connection with the execution and delivery of the Acquisition Agreement. The disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Acquisition Agreement. Moreover, the representations and warranties in the Acquisition Agreement are the product of negotiations among the Company, SanDisk and Purchaser, and certain representations and warranties in the Acquisition Agreement were used for the purpose of allocating risk among the Company, SanDisk and Purchaser, rather than establishing matters of fact and may be subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders. Accordingly, the representations and warranties in the Acquisition Agreement may not represent the actual state of facts about the Company, SanDisk or Purchaser. The Company's stockholders are not third-party beneficiaries of the Acquisition Agreement and the Company's stockholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, SanDisk, Purchaser or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Acquisition Agreement, which subsequent information may or may not be fully reflected in the Company's or SanDisk's public disclosures.

  Support Agreements

        In order to induce SanDisk and Purchaser to enter into the Acquisition Agreement, each of the executive officers and directors of Fusion-io who are also stockholders of Fusion-io entered into a separate support agreement with SanDisk, each dated June 16, 2014. These Fusion-io directors and executive officers are Shane Robison, Lance L. Smith, David Sampson, Scott D. Sandell, Forest Baskett, H. Raymond Bingham and Dana L. Evan. Also on June 16, 2014, New Enterprise Associates 12, Limited Partnership, a stockholder of Fusion-io, entered into a Support Agreement with SanDisk. Shares held by these executive officers, directors and stockholders that are eligible to be tendered into the Offer represented, in the aggregate, approximately 7% of the Shares outstanding on the date of the Acquisition Agreement (excluding Shares issuable upon exercise of options or other convertible securities). Subject to the terms and conditions of the Support Agreements, such executive officers, directors and stockholders agreed, among other things, to tender their Shares in the Offer. The form of Support Agreement, a copy of which has been filed as Exhibit (e)(2) hereto, and the description of the Support Agreements contained in Section 11 of the Offer to Purchase entitled "The Merger Agreement; Other Agreements" are incorporated by reference herein. Each summary and description is qualified in its entirety by reference to the form of Support Agreement and each individual Support Agreement, copies of which have been filed as Exhibits (e)(3)-(e)(10) hereto.

  Nondisclosure Agreement

        The Company and SanDisk entered into a nondisclosure agreement, dated November 18, 2013 (the "Nondisclosure Agreement"), a copy of which has been filed as Exhibit (e)(11) hereto, in connection with both parties' evaluation of a potential business opportunity or transaction, which resulted in the Offer. Pursuant to the Nondisclosure Agreement, subject to certain customary exceptions, SanDisk agreed to keep confidential all non-public information received from the Company. The Company and SanDisk also agreed that the non-public information furnished pursuant to the Nondisclosure Agreement would be used solely for the purpose of evaluating or consummating a potential acquisition of the Company by SanDisk. Under the Nondisclosure Agreement, SanDisk also agreed, among other things, to certain "standstill" provisions for the protection of Fusion-io for a period of 12 months from the date of the Nondisclosure Agreement and that, subject to certain limited exceptions, for a period of 12 months from the date of the Nondisclosure Agreement, SanDisk would not solicit Fusion-io's employees. The Nondisclosure Agreement, and the description of the Nondisclosure Agreement contained in Section 11 of the Offer to Purchase entitled "The Merger Agreement; Other Agreements," are incorporated by reference herein. Each summary and description is qualified in its entirety by reference to the Nondisclosure Agreement.

  Exclusivity Agreement

        SanDisk and Fusion-io entered into an exclusivity agreement, dated May 23, 2014 (the "Exclusivity Agreement"), which set forth the terms on which SanDisk and Fusion-io would continue negotiations regarding the potential business combination that resulted in the Offer. The Exclusivity Agreement provided for a "no-shop" period from the date of the Exclusivity Agreement until June 13, 2014 that would automatically be extended for seven days unless both parties agreed in writing to waive such extension. The "no-shop" required that Fusion-io not, and not permit any of its or its controlled affiliates' officers, directors, controlled affiliates, attorneys, advisors, accountants, investment bankers agents and representatives (collectively, "Representatives") to, knowingly encourage, knowingly solicit or knowingly facilitate the initiation or submission of any expression of interest, inquiry, proposal or offer from any person or entity (other than SanDisk and its representatives) relating to an "Acquisition" (as defined in the Exclusivity Agreement), participate in any discussions or negotiations or enter into any agreement with, or provide any non-public information to, or afford access to the properties, books or records (including without limitation as contained in any electronic data room) of the Company or any of its direct or indirect subsidiaries to, any person or entity (other than SanDisk and its representatives) relating to or in connection with or in consideration of a possible Acquisition, or accept any proposal or offer from any person or entity (other than SanDisk and its representatives) relating to a possible Acquisition. SanDisk agreed not to, during the same period, initiate or submit any expression of interest, inquiry, proposal or offer or knowingly solicit or facilitate the initiation or submission any expression of interest, inquiry, proposal or offer with respect to a specified strategic opportunity and to cease all negotiations and discussion related to such specified strategic opportunity.

        The Exclusivity Agreement also provided that Fusion-io would not, and would not permit any of its Representatives to, continue any ongoing discussions or negotiations with other parties relating to any possible Acquisition Transaction, as defined in the Exclusivity Agreement, and would provide SanDisk with notice of any expression of interest, inquiry, proposal or offer relating to a possible Acquisition received by Fusion-io or any of its Representatives.

        The Exclusivity Agreement, a copy of which has been filed as Exhibit (e)(12) hereto, and the description of the Exclusivity Agreement contained in Section 11 of the Offer to Purchase entitled "The Merger Agreement; Other Agreements" are incorporated by reference herein. Each summary and description is qualified in its entirety by reference to the Exclusivity Agreement.

  Offer Letter between SanDisk and Lance L. Smith

        The following summary of certain provisions of the Offer Letter (as defined below) is qualified in its entirety by reference to the Smith Offer Letter, which is incorporated herein by reference and a copy of which has been filed with the SEC as Exhibit (d)(12) to the Schedule TO.

        As an inducement to SanDisk's and Purchaser's willingness to enter into the Acquisition Agreement, on June 14, 2014, Mr. Smith entered into an employment offer letter agreement with SanDisk (the "Smith Offer Letter") which provides, among other things, that following the Effective Time, Mr. Smith will be employed as an "at will" employee in the position of Senior Vice President and General Manager of SanDisk, and his salary will be $425,000 per year. Mr. Smith will also be eligible to receive a grant of stock options to purchase 25,000 shares of SanDisk common stock and a grant of 30,000 SanDisk RSUs, each subject to applicable vesting requirements. Mr. Smith will also be eligible to participate in SanDisk's Bonus Plan with a target bonus equal 80% of Mr. Smith's eligible non-equity based compensation, and SanDisk's Employee Stock Purchase Plan. In his position, Mr. Smith will report to the President and CEO of SanDisk. In connection with the Offer Letter, Mr. Smith also signed SanDisk's standard Confidentiality and Inventions Assignment Agreement.

        In addition, under the terms of the Smith Offer Letter, Mr. Smith's involuntary termination severance agreement will terminate at and contingent upon the Effective Time. The Smith Offer Letter further provides that in the event that Mr. Smith's employment is terminated without cause or Mr. Smith resigns for good reason, in either case during the 12-month period following the closing of the Merger, he will receive the same payments and benefits as would have been provided pursuant to his involuntary termination severance agreement described above, subject to his execution and non-revocation of a release agreement, except that any vesting acceleration of equity awards will not apply to any SanDisk awards granted pursuant to the terms of the Smith Offer Letter and will apply only to Fusion-io stock options and RSUs assumed by SanDisk under the terms of the Acquisition Agreement.

  Arrangements with Current Executive Officers, Directors or Affiliates of Fusion-io

        Certain executive officers and non-employee directors of Fusion-io may be deemed to have interests that may be different from, or in addition to, those of Fusion-io's stockholders generally. In considering the recommendations of the Fusion-io Board of Directors (the "Fusion-io Board"), including that you tender your Shares in the Offer, you should be aware of these interests. In reaching its decision to make such recommendations and to approve the Acquisition Agreement and the transactions contemplated thereby, the Fusion-io Board was aware of these interests and considered them, along with other matters described in Item 4 below.

  Cash Consideration Payable for Shares Tendered Pursuant to the Offer

        If the executive officers and directors of Fusion-io who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as other Fusion-io stockholders. As of June 21, 2014 the executive officers and directors of Fusion-io beneficially owned, in the aggregate, 7,379,862 Shares, excluding Shares issuable upon the vesting and exercise of stock options or the vesting of RSUs as of such date. If the executive officers and directors of Fusion-io who own such Shares were to tender all of those Shares for purchase pursuant to the Offer, they would receive an aggregate amount of approximately $83,023,447 in cash, without interest thereon, less any required withholding taxes. For a description of the treatment of Fusion-io stock options and Fusion-io RSUs held by the directors and executive officers of Fusion-io, see below under the heading "Treatment of Equity-Based Awards under the Acquisition Agreement."

        The following table sets forth the number of Shares beneficially owned as of June 21, 2014 by each of our executive officers and directors, excluding Shares issuable upon the vesting and exercise of stock options or the vesting of RSUs as of such date, and the aggregate Offer Price that would be payable for such Shares.

Name	Number of Shares Beneficially Owned (Excluding Equity- Based Awards)		Aggregate Offer Price
Shane V Robison	170,399		$1,916,988
Lance L. Smith	70,142		$789,097
Theodore A. Hull	—		—
Ian E. Whiting	—		—
Gary J. Smerdon	—		—
David W. Sampson	10,258		$115,402
Forest Baskett, Ph.D.	7,053,379	(1)	$79,350,513	(1)
H. Raymond Bingham	20,000		$225,000
Dana L. Evan	39,500		$444,375
Scott D. Sandell	7,054,563	(2)	$79,363,883	(2)
John F. Olsen	—		—
Edward H. Frank	—		—

(1)
Includes 7,038,379 Shares owned by NEA 12. The voting and disposition of the Shares held by NEA 12 is determined by NEA 12 GP, LLC, which is the sole general partner of NEA Partners 12, Limited Partnership which is the sole general partner of NEA 12. Dr. Baskett is a manager of NEA 12 GP, LLC. Dr. Baskett disclaims beneficial ownership of these Shares except to the extent of his pecuniary interest therein.

(2)
Includes 7,038,379 Shares owned by NEA 12. The voting and disposition of the Shares held by NEA 12 is determined by NEA 12 GP, LLC, which is the sole general partner of NEA Partners 12, Limited Partnership which is the sole general partner of NEA 12.

  Mr. Sandell is a manager of NEA 12 GP, LLC. Mr. Sandell disclaims beneficial ownership of these Shares except to the extent of his pecuniary interest therein. Also includes 1,184 Shares owned by the Sandell Family Trust, u/d/t 3/30/01, Scott D. Sandell and Jennifer Ayer Sandell, Trustees (the "Sandell Family Trust"). Mr. Sandell is a trustee of the Sandell Family Trust. Mr. Sandell disclaims beneficial ownership of the Shares held by the Sandell Family Trust except to the extent of his pecuniary interest therein.

  Treatment of Equity-Based Awards under the Acquisition Agreement

        Certain of our executive officers and directors hold one or more of the following awards: stock options and RSUs, which will be treated as follows in connection with the transactions contemplated by the Acquisition Agreement.

  Stock Options

        Each Fusion-io stock option that is (i) outstanding and unvested as of immediately before the Offer Closing, (ii) has an exercise price of less than the Offer Price, and (iii) is held by a person who is, as of immediately prior to the Offer Closing, an employee of Fusion-io or any subsidiary of Fusion-io, in each case, as of immediately before the Offer Closing, shall be assumed by SanDisk and converted automatically at the Offer Closing into that number of SanDisk options equal to (rounded down to the nearest whole share) the product of (A) the number of Shares subject to such unvested Fusion-io stock options immediately prior to the Offer Closing, multiplied by (B) the exchange ratio (determined in accordance with the Acquisition Agreement), each with an exercise price applicable to the SanDisk option (rounded up to the nearest whole cent) equal to the per share exercise price applicable to the unvested Fusion-io stock option as of immediately prior to the Offer Closing divided by the exchange ratio.

        Each Fusion-io stock option that is (a) outstanding and vested as of immediately before the Offer Closing or (b) held by any person other than an employee of Fusion-io or any of its subsidiaries as of immediately before the Offer Closing (after giving effect to any vesting that occurs on the account of the transactions contemplated by the Acquisition Agreement or pursuant to any arrangement with Fusion-io), in each case, and that has a per share exercise price less than the Offer Price, will be cancelled and converted at the Offer Closing into the right to receive a cash payment equal to excess of the Offer Price over the per share exercise price of such option, less applicable withholdings.

        All other Fusion-io stock options will be cancelled at the Offer Closing for no consideration.

        Pursuant to our non-employee directors' outstanding Fusion-io stock option agreements, at the Offer Closing, each non-employee director will be entitled to accelerated vesting as to 100% of the then-unvested portion of the non-employee director's outstanding Fusion-io stock options.

        In addition, pursuant to the involuntary termination severance agreement with Fusion-io, dated May 7, 2013 (the "Robison Agreement"), Mr. Robison will be entitled to accelerated vesting as to 100% of the then-unvested portion of his outstanding Fusion-io stock options if his employment is terminated without "cause," is terminated for death or "disability," or he resigns for "good reason" (as such terms are defined in the Robison Agreement and described below), subject to his signing and not revoking a release of claims. For these purposes, "good reason" is defined to include Mr. Robison's resignation for any reason following the "change of control" after the expiration of the notice and cure period. The Offer Closing will constitute a "change of control" under the Robison Agreement. For a description of the Robison Agreement, please see the "Individual Employment Agreements" section below. Certain other executive officers will be entitled to accelerated vesting of a portion of their then-unvested outstanding SanDisk stock options upon a termination of their employment following the Offer Closing without "cause," termination for death or "disability," or for "good reason" (as such terms are defined in the applicable executive officer's employment arrangement with Fusion-io), as described in greater detail below in the section entitled "—Individual Employment Arrangements." Any such "double trigger" accelerated vesting of SanDisk stock options is not included in the table set forth below.

        The table below sets forth, for each of our executive officers and non-employee directors holding Fusion-io stock options as of June 21, 2014, (a) the aggregate number of Shares subject to such Fusion-io stock options that are vested and outstanding and may be cashed out at the Offer Closing (after giving effect to the accelerated vesting for the directors and any accelerated vesting as a result of Mr. Robison resigning for "good reason") assuming for purposes of this table that such resignation and acceleration occurred on June 21, 2014, and (b) the value of amounts payable in respect of the Fusion-io stock options held by such executive officers and non-employee directors on a pre-tax basis at the Offer Closing, calculated by multiplying (i) the excess of the Offer Price over the respective per share exercise prices of the Fusion-io stock options by (ii) the number of Shares subject to those vested and outstanding Fusion-io stock options.

	Stock Options
Name	Number of Shares Subject to Cash Out	Value
Shane V Robison	—	—
Lance L. Smith	100,000	$771,000
Theodore A. Hull	—	—
Ian E. Whiting	—	—
Gary J. Smerdon	—	—
David W. Sampson	63,501	$563,592
Forest Baskett, Ph.D.	50,000	$306,500
H. Raymond Bingham	90,000	$551,700
Dana L. Evan	94,000	$576,220
Scott D. Sandell	50,000	$306,500
John F. Olsen	—	—
Edward H. Frank	—	—

  Restricted Stock Units

        Each Fusion-io RSU that is outstanding as of immediately before the Offer Closing (after giving effect to any vesting that occurs on the account of the transactions contemplated by the Acquisition Agreement or pursuant to any arrangement with Fusion-io) shall be assumed by SanDisk and converted automatically at the Offer Closing into that number of SanDisk RSUs equal to (rounded down to the nearest whole share) the product of (A) the number of Shares subject to such Fusion-io RSU immediately prior to the Offer Closing, multiplied by (B) the exchange ratio (as determined in accordance with the Acquisition Agreement).

        Pursuant to our non-employee directors' outstanding Fusion-io RSU agreements, at the Offer Closing, each non-employee director will be entitled to accelerated vesting as to 100% of the then-unvested portion of the non-employee director's outstanding Fusion-io RSUs.

        In addition, pursuant to the Robison Agreement, Mr. Robison will be entitled to accelerated vesting as to 100% of his outstanding Fusion-io RSUs if he resigns for "good reason," subject to his signing and not revoking a release of claims. For these purposes, "good reason" is defined to include Mr. Robison's resignation for any reason following the "change of control" after the expiration of the notice and cure period. The Offer Closing will constitute a "change of control" under the Robison Agreement. For a description of the Robison Agreement, please see the "Individual Employment Agreements" section below. Certain other executive officers will be entitled to accelerated vesting of a portion of their then-outstanding outstanding SanDisk RSUs upon a termination of their employment following the Offer Closing without "cause," termination for death or "disability," or for "good reason" (as such terms are defined in the applicable executive officer's employment arrangement with Fusion-io), as described in greater detail below in the section entitled "—Individual Employment Arrangements." Any such "double trigger" accelerated vesting of SanDisk RSUs is not included in the table set forth below.

        The table below sets forth, for each of our executive officers and non-employee directors holding Fusion-io stock options as of June 21, 2014, (a) the aggregate number of Fusion-io RSUs that may be cashed out at the Offer Closing (after giving effect to the accelerated vesting for the directors and any accelerated vesting as a result of Mr. Robison resigning for "good reason") assuming for purposes of this table that such resignation and acceleration occurred on June 21, 2014, and (b) the value of amounts payable in respect of such Fusion-io RSUs, calculated by multiplying (i) the $11.25 Offer Price by (ii) the number of Fusion-io RSUs vesting on the Offer Closing, rounded down to the nearest whole dollar.

	RSUs
Name	Number of RSUs Subject to Cash Out	Value
Shane V Robison	242,806	$2,731,567
Lance L. Smith	—	—
Theodore A. Hull	—	—
Ian E. Whiting	—	—
Gary J. Smerdon	—	—
David W. Sampson	—	—
Forest Baskett, Ph.D.	15,000	$168,750
H. Raymond Bingham	15,000	$168,750
Dana L. Evan	15,000	$168,750
Scott D. Sandell	15,000	$168,750
John F. Olsen	30,000	$337,500
Edward H. Frank	30,000	$337,500

  Treatment of Employee Stock Purchase Plan under the Acquisition Agreement

        Under the Acquisition Agreement, Fusion-io is required to take such action as is necessary to terminate the Fusion-io 2011 Employee Stock Purchase Plan, as amended (the "ESPP"), as of prior to the Offering Closing and suspend the ESPP following the Purchase Period (as defined in the ESPP) in progress as of the date of this Agreement. In addition, our board of directors (or, if appropriate, any committee administering the ESPP) is required to adopt such resolutions or take such other actions as may be required to provide that, with respect to the ESPP: (i) each individual participating in the Purchase Period (as defined in the ESPP) in progress as of the date of the Acquisition Agreement (the "Final Purchase Period") shall not be permitted (A) to increase the amount of his or her rate of payroll contributions thereunder from the rate in effect when the Final Purchase Period commenced, or (B) to make separate non-payroll contributions to the ESPP on or following the date of the Acquisition Agreement, (ii) no individual who is not participating in the ESPP as of the date of the Acquisition Agreement may commence participation in the ESPP following the date of the Acquisition Agreement, (iii) the Final Purchase Period shall end on the earlier to occur of September 1, 2014 and a date that is at least five days prior to the initial scheduled expiration of the Offer, (iv) each ESPP participant's accumulated contributions under the ESPP shall be used to purchase Shares in accordance with the terms of the ESPP as of the end of the Final Purchase Period and (v) the ESPP shall be suspended immediately following the end of the Final Purchase Period and shall terminate prior to the Offer Closing. During the suspension period no further rights shall be granted or exercised under the ESPP.

  Individual Employment Arrangements

        Fusion-io has entered into its standard offer letters with each of its executive officers providing for salary, incentive compensation, and equity award opportunities in connection with their initial hiring. Each offer letter has no specific term and constitutes at-will employment. In addition, each of Fusion-io's executive officers has entered into involuntary termination severance agreements providing for severance and change of control benefits described below.

  Shane V Robison

        If, prior to the three-month period before, or after the 12-month period following, a change of control, Mr. Robison's employment is terminated without cause or he resigns for good reason, he will be eligible to receive the following benefits if he timely signs and does not revoke a release of claims and complies with the restrictive covenants relating to nonsolicitation, noncompetition, nondisparagement, and disclosure of confidential information under the Robison Agreement:

  •
  continued payment of base salary for a period of 12 months;

  •
  accelerated vesting of outstanding equity awards equal to the lesser of (x) the remaining vesting schedule, or (y) 12 months; and

  •
  payment of up to 18 months of COBRA premiums to continue health insurance coverage for him and his eligible dependents.

        If, within the period commencing three months before a change of control and ending 12 months after a change of control, his employment is terminated without cause, terminated due to death or disability, or he resigns for good reason, Mr. Robison will be entitled to the following benefits if he timely signs a release of claims and complies with the restrictive covenants relating to nonsolicitation, noncompetition, nondisparagement, and disclosure of confidential information under the Robison Agreement:

  •
  a lump sum payment equal to 18 months' base salary;

  •
  a lump sum payment equal to 150% of his target annual bonus;

  •
  100% accelerated vesting of his outstanding equity awards; and

  •
  payment of up to 18 months of COBRA premiums to continue health insurance coverage for him and his eligible dependents.

        In addition, if Mr. Robison's employment terminates as a result of death or disability, he will be eligible to receive 100% accelerated vesting of his outstanding equity awards.

  Lance L. Smith, Theodore A. Hull, Ian W. Whiting, and Gary J. Smerdon

        Under the terms of the involuntary termination severance agreements with each of Messrs. Smith, Hull, Whiting and Smerdon, if, prior to the three-month period before, or after the 12-month period following, a change of control, the executive's employment is terminated without cause (or, in the case of Mr. Smith only, he resigns for good reason) (as such terms are defined in the applicable agreements and described below), he will be eligible to receive the following benefits if he timely signs and does not revoke a release of claims and complies with the restrictive covenants relating to nonsolicitation, noncompetition, nondisparagement, and disclosure of confidential information under his agreement:

  •
  continued payment of base salary for a period of 12 months (except that if a change of control occurs while he is receiving this benefit, he will be entitled to receive a lump sum payment equal to the remaining unpaid amount on the date of the change of control in lieu of the continuing payments); and

  •
  payment of up to 12 months of COBRA premiums to continue health insurance coverage for him and his eligible dependents.

        If, within the period commencing three months before a change of control and ending 12 months after a change of control, the executive's employment is terminated without cause, terminated due to death or disability, or he resigns for good reason, he will be entitled to the following benefits if he timely signs a release of claims and complies with the restrictive covenants relating to nonsolicitation, noncompetition, nondisparagement, and disclosure of confidential information under his agreement:

  •
  a lump sum payment equal to (x) one times his annual base salary (for the year of the change of control or his termination, whichever is greater), plus, for Mr. Smith only (y) one times his target annual bonus (for the year of the change of control or his termination, whichever is greater);

  •
  100% accelerated vesting of all outstanding equity awards; and

  •
  payment of up to 12 months of COBRA premiums to continue health insurance coverage for him and his eligible dependents.

        Pursuant to the terms of the Smith Offer Letter, Mr. Smith's involuntary termination severance agreement with Fusion-io will terminate at, and be contingent upon, the closing of the Merger. However, Mr. Smith will remain eligible for substantially similar severance benefits for twelve months following the Effective Time. The terms of the Smith Offer Letter are described in the "Offer Letter between SanDisk and Lance L. Smith" section above.

  David W. Sampson

        If, within the period commencing three months before a change of control and ending 12 months after a change of control, Mr. Sampson's employment is terminated without cause, terminated due to death or disability, or he resigns for good reason, he will be entitled to the following benefits if he timely signs a release of claims and complies with the restrictive covenants relating to nonsolicitation, noncompetition, nondisparagement, and disclosure of confidential information under his agreement:

  •
  50% accelerated vesting of all outstanding equity awards.

        In addition, in the event any of the amounts provided for under these agreements or otherwise payable to would constitute "parachute payments" within the meaning of Section 280G of the Internal Revenue Code and could be subject to the related excise tax, the executive officer would be entitled to receive either full payment of benefits under this agreement or such lesser amount which would result in no portion of the benefits being subject to the excise tax pursuant to Section 4999 of the Internal Revenue Code, whichever results in the greater amount of after-tax benefits to the executive officer. The agreements do not require us to provide any tax gross-up payments.

  Offer Letter between SanDisk and Lance L. Smith

        A description of the Smith Offer Letter is included above under "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with SanDisk and Purchaser—Offer Letter between SanDisk and Lance L. Smith."

        SanDisk may enter into additional employment compensation, severance or other employee benefits arrangements with one or more Fusion-io executive officers but the specific terms of these compensation arrangements have not been agreed upon as of the date of this filing except with respect to Lance L. Smith, as described above. Until any compensation arrangement is effective, each Fusion-io executive officer's existing offer letter and involuntary termination severance agreement will continue to remain in effect.

        For purposes of the executives' involuntary termination severance agreements and the Smith Offer Letter, as all described above, the terms shall have the following meanings:

        "Cause" means any of the following occurring during the executive officer's employment by or service to us (except with respect to clause (v) below): (i) ("material" is added here in Mr. Robison's definition and Mr. Smith's definition under the Smith Offer Letter only) personal dishonesty by the executive officer involving company business or participation in a fraud against us, or breach of the executive officer's fiduciary duty to the company; (ii) indictment or conviction of a felony or other crime involving moral turpitude or dishonesty; (iii) the executive officer's willful refusal to comply with the lawful requests made of the executive officer by our board of directors reasonably related to his employment by us and the performance of his employment duties (but which shall not include a request to waive or amend any portion of his agreement or terminate his agreement or to consent to an action that would result in the executive officer's loss of a right under his agreement); (iv) material violation of our policies, after written notice to the executive officer and an opportunity to be heard by our board of directors and his failure to fully cure such violations within a reasonable period of time of not less than 30 days after such hearing; (v) threats or acts of violence in the workplace; (vi) unlawful harassment in the course of any business activity of any of our employees, independent contractors, vendors or suppliers; (vii) theft or unauthorized conversion by or transfer of any company asset or business opportunity to the executive officer or any third party; and (viii) a material breach by the executive officer of any material provision of his agreement or any other agreement with us after written notice to the executive officer and an opportunity to be heard by our board of directors and his failure to fully cure such breach within a reasonable period of time of not less than 30 days after such hearing.

        "Change of Control" means the occurrence of any of the following events (i) any person or group of persons acquiring ownership of more than 50% of the total voting power of our stock; (ii) certain changes in the majority of our board of directors; (iii) the sale of all or substantially all of our assets.

        "Disability" means that the executive officer has been unable to perform his employment duties as the result of executive officer's incapacity due to physical or mental illness, and such inability, at least 26 weeks after its commencement, is determined to be total and permanent by a physician selected by us or our insurers and acceptable to the executive officer or the executive officer's legal representative (such agreement as to acceptability not to be unreasonably withheld).

        The following sentence is added to the end of Mr. Robison's "Disability" definition: Termination resulting from Disability may only be effected after at least 30 days' written notice by us of our intention to Mr. Robison's employment. In the event that Mr. Robison resumes the performance of substantially all of his duties hereunder before the termination of his employment becomes effective, the notice of intent to terminate shall automatically be deemed to have been revoked.

        "Good Reason" (Mr. Robison only) means Mr. Robison's resignation within 90 days following the expiration of any cure period as applicable (discussed below) following the occurrence of one or more of the following, without Mr. Robison's express written consent: (i) a material reduction of or change in Mr. Robison's authority, responsibilities, or titles, relative to Mr. Robison's authority or responsibilities in effect immediately prior to such reduction, or, a change in the Mr. Robison's reporting position such that Mr. Robison no longer reports directly to our board of directors (any change which results in Mr. Robison's ceasing to serve as Chairman and Chief Executive Officer of a publicly held company (other than as the result of his voluntary resignation not at the request of the successor or its parent) shall be deemed to constitute a material change or reduction in Mr. Robison's authority and responsibilities constituting grounds for a Good Reason termination); (ii) a material reduction of Mr. Robison's base compensation (in other words, a material reduction in Mr. Robison's base salary or bonus or benefits) as in effect immediately prior to such reduction, other than reductions implemented as part of an overall Company-wide reduction program that is applied similarly to all executive officers and is no more than 20%; (iii) a material change in the geographic location at which Mr. Robison must perform services (in other words, Mr. Robison's relocation to a facility or an office location more than a 50-mile radius from Mr. Robison's then current location); (iv) a material breach by us of a material provision of his involuntary termination agreement; or (v) a Change of Control. Notwithstanding the foregoing, but limited to the circumstances described above in subsections (i)—(iv), Mr. Robison agrees not to resign for Good Reason without first providing us with written notice of the acts or omissions constituting the grounds for Good Reason within 90 days of the initial existence of the grounds for Good Reason and a reasonable cure period of 30 days following the date of such notice.

        "Good Reason" (Mr. Smith under the Smith Offer Letter) means Mr. Smith's resignation within ninety (90) days following the expiration of any cure period as applicable (discussed below) following the occurrence of one or more of the following, without Mr. Smith's express written consent: (i) a material reduction of his duties, authority or responsibilities, relative to his title, duties, authority or responsibilities as in effect on the closing date of the Merger pursuant to the terms of the Smith Offer Letter or thereafter; (ii) a material reduction of Mr. Smith's base compensation (in other words, a material reduction in his base salary or bonus or benefits) as in effect on the closing date of the Merger pursuant to the terms of the Smith Offer Letter or thereafter other than reductions implemented as part of an overall company-wide reduction program that is applied similarly to all executive officers and is no more than 20%; (iii) a material change in the geographic location at which Mr. Smith must perform services (in other words, his relocation to a facility or an office location more than a 50-mile radius from his location as of immediately prior to the closing of the Merger); or (iv) a material breach by SanDisk of a material provision of the Smith Offer Letter. Notwithstanding the foregoing, Mr. Smith and SanDisk agreed under the terms of the Smith Offer Letter that the acquired business would be subject to an integration process following the closing of the Merger and that product lines and business activities may move to other business units within SanDisk and, accordingly, nothing in the Smith Offer Letter limits SanDisk's ability to take any action with respect to the acquired business or any portion thereof, including any sale or disposition of all or any portion of the business, any reduction in force of employees of the business or any other action and Mr. Smith and SanDisk further agreed that no such action, including any effect such action could have on Mr. Smith's duties, authority or responsibilities, will be deemed to constitute "Good Reason" under the terms of the Smith Offer Letter. Mr. Smith agrees (but limited to the circumstances described in subsections (i)—(iii), not to resign for Good Reason without first providing SanDisk with written notice of the acts or omissions constituting the grounds for Good Reason within 90 days of the initial existence of the grounds for Good Reason and a reasonable cure period of 30 days following the date of such notice.

        "Good Reason" (applies to all executive officers other than Mr. Robison and Mr. Smith under the Smith Offer Letter) means the executive officer's resignation within 90 days following the expiration of any company cure period (discussed below) following the occurrence of one or more of the following, without the executive officer's express written consent: (i) prior to a change of control a material reduction of the executive officer's duties, authority, or responsibilities, relative to the executive officer's title, duties, authority, or responsibilities as in effect immediately prior to such reduction; or following a change of control, (A) the removal of the executive officer from the position held by the executive officer immediately prior to the change of control, provided that continued employment following the change of control with substantially the same responsibility with respect to our business and operations shall not constitute "Good Reason" (for example, the executive officer shall not have been removed from his position if he is employed by us, the acquiring company or one of our affiliates and the executive officer has substantially the same responsibilities with respect to our business as he had immediately prior to the change of control whether the executive officer's title is revised to reflect his placement within the overall corporate hierarchy and whether the executive officer provides services to a subsidiary, affiliate, business unit or otherwise), or (B) a material reduction in the executive officer's responsibilities, authority or status as such (which for this purpose shall include a material reduction in the resources (financial, personnel and other) allocated to our business and under the executive officer's direction, including reallocation of key personnel engaged in our business to other businesses of the acquiring company); (ii) a material reduction of the executive officer's base compensation (base salary or bonus or benefits) in effect immediately prior to such reduction, other than reductions implemented as part of an overall company-wide reduction program that is applied similarly to all executive officers and is no more than 20%; (iii) a material change in the geographic location at which the named executive officer must perform services (in other words, the named executive officer's relocation to a facility or an office location more than a 50-mile radius from the named executive officer's then current location); or (iv) a material breach by us of a material provision of his involuntary termination agreement. Notwithstanding the foregoing, the named executive officer agrees not to resign for Good Reason without first providing us with written notice of the acts or omissions constituting the grounds for Good Reason within 90 days of the initial existence of the grounds for Good Reason and a reasonable cure period of 30 days following the date of such notice.

  Golden Parachute Compensation

        The table below contains estimates of the payments and benefits that each of Fusion-io's named executive officers (each, a "Named Executive Officer") would receive in connection with or otherwise related to the transaction, assuming the completion of the transaction occurred on August 1, 2014 and assuming that each such officer's employment with Fusion-io is terminated on such date, under circumstances that would entitle the Named Executive Officer to severance payments, vesting acceleration benefits, and other benefits under his involuntary termination severance agreement described above, as a "double-trigger" benefit. The table includes the information required by Item 402(t) of Regulation S-K.

Golden Parachute Compensation

Named Executive Officer	Cash(1)	Equity(2)		Pension/ NQDC	Perquisites / Benefits(3)	Tax Reimbursement	Other	Total
Shane V Robison	$2,250,000	$2,731,568	(4)		$36,000			$5,017,568
Lance L. Smith	$765,000	$4,771,282	(5)		$24,000			$5,560,282

(1)
This amount represents the "double-trigger" cash severance payment to which each Named Executive Officer would be entitled under his involuntary termination severance agreement in the event he is terminated without cause, terminated due to death or disability (Mr. Robison only), or he resigns for good reason, in all cases, within the period commencing three months before a change of control and ending 12 months after a change of control. For additional details on the form of payment and conditions to payment of this cash severance, refer to the "Individual Employment Agreements" description above. For Mr. Robison, this amount represents the sum of: (i) $1,125,000, which equals 18 months' of his base salary, plus (ii) $1,125,000, which equals 150% of his annual target bonus. For Mr. Smith, this amount represents the sum of: (i) $425,000, which equals 12 months' of his base salary, plus (ii) $340,000, which equals 100% of his annual target bonus.

(2)
This amount represents the sum of (i) the amounts payable on vested Fusion-io stock options held by the Named Executive Officer with a per share exercise price that is less than the $11.25 Offer Price plus (ii) the amounts payable on Fusion-io stock options and Fusion-io RSUs held by the Named Executive Officer that would be eligible to vest based on the "double trigger" vesting acceleration benefits to which each Named Executive Officer would be entitled under his involuntary termination severance agreement (or in the case, of Mr. Smith, the Smith Offer Letter) in the event he is terminated without cause, terminated due to death or disability (Mr. Robison only), or he resigns for good reason, in all cases, within the period commencing three months before a change of control and ending 12 months after a change of control. For additional details on the conditions to the vesting acceleration, refer to the "Individual Employment Agreements" description above. The value of amounts payable in respect of the Fusion-io stock options held by each of the Named Executive Officers on a pre-tax basis at the Offer Closing, calculated by multiplying (i) the excess of the $11.25 Offer Price over the respective per share exercise prices of the Fusion-io stock options by (ii) the number of Shares subject to those vested and outstanding Fusion-io stock options. The value of amounts payable in respect of such Fusion-io RSUs, calculated by multiplying (i) the $11.25 Offer Price by (ii) the number of Fusion-io RSUs vesting on the Offer Closing, rounded down the nearest whole dollar.

(3)
This amount equals the estimated value of the "double-trigger" COBRA benefits provided to each Named Executive Officer under the terms of his under his involuntary termination severance agreement (or in the case of Mr. Smith, the Smith Offer Letter) in the event he is terminated without cause, terminated due to death or disability (Mr. Robison only), or he resigns for good reason, in all cases, within the period commencing three months before a change of control and ending 12 months after a change of control. For additional details on the form of payment and conditions to payment of the COBRA benefits, refer to the "Individual Employment Agreements" description above.

(4)
For Mr. Robison, the amount in the "Equity" column represents amounts he could receive on his Fusion-io RSUs that could vest pursuant to the "double trigger" vesting arrangement under his involuntary termination severance agreement. No amounts will be paid to Mr. Robison on his Fusion-io stock options because they have an exercise price greater than the $11.25 Offer Price.

(5)
For Mr. Smith, the amount in the "Equity" column represents the sum of: (i) $979,319, which represents the amounts he will receive on his vested Fusion-io stock options as of the Offer Closing (assuming an August 1, 2014 Offer Closing and that none of the vested options are exercised prior to such date), plus (ii) $1,498,369, which represents the amounts he could receive on his Fusion-io stock options that could vest pursuant to the "double trigger" vesting arrangement under the Smith Offer Letter, plus (iii) $2,293,594, which represents the amounts he could receive on his Fusion-io RSUs that could vest pursuant to the "double trigger" vesting arrangement under the Smith Offer Letter.

  Director Compensation

        In May 2011, our board of directors adopted a non-employee director compensation policy regarding cash compensation and grants of equity compensation to non-employee directors. The policy was amended and restated in September 2011, 2012 and 2013.

  Cash Compensation

        Non-employee directors are entitled to receive the following cash compensation for their services as follows:

Annual Cash Retainer ($)*
Annual retainer	50,000
Additional retainer for lead independent director	20,000
Additional retainer for audit committee chair	26,000
Additional retainer for audit committee member	14,500
Additional retainer for compensation committee chair	19,000
Additional retainer for compensation committee member	10,000
Additional retainer for nominating and governance committee chair	11,500
Additional retainer for nominating and governance committee member	5,750
Additional retainer for special operations committee member	100,000

*
Paid quarterly in arrears.

  Equity Compensation

        An initial RSU award will vest as to 25% of the shares on the first annual anniversary of the date the non-employee director joins our board of directors, and as to the remaining 75% of the shares in 12 substantially equal quarterly installments thereafter, subject to continued service as a board member through each such vesting date. Annual RSU awards will vest on the earlier of: the annual anniversary of the grant date or the day prior to the annual meeting of stockholders immediately following the annual meeting at which the award is granted, subject to continued service as a board member through the vesting date. In the event of a change in control, the director's award will immediately vest in full and become fully exercisable.

  Director and Officer Indemnification and Insurance

        Section 145 of the DGCL permits a Delaware corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. Fusion-io has included in its certificate of incorporation, as amended and restated (the "Charter"), and its bylaws, as amended and restated (the "Bylaws"), provisions to eliminate the personal liability of its directors and officers for monetary damages to the fullest extent under the DGCL, subject to specified limitations. Fusion-io also has entered into indemnity agreements with each of its directors and executive officers, the form of which is filed as Exhibit (e)(30) hereto and herein incorporated by reference. The Amended and Restated Certificate of Incorporation of Fusion-io and the Amended and Restated Bylaws of Fusion-io, which are filed hereto as Exhibits (e)(28) and (e)(29), respectively, are incorporated herein by reference.

        The Acquisition Agreement provides for certain indemnification and insurance rights in favor of Fusion-io's current and former directors and officers, who we refer to as "indemnified persons." Specifically, following the Effective Time, SanDisk is obligated to cause the Surviving Corporation and its subsidiaries to honor and fulfill their obligations to the indemnified persons under Fusion-io's certificate of incorporation, bylaws or other indemnification agreements, with respect to acts or omissions arising on or before to the Effective Time, for a period of six years following the Effective Time.

        For a period of six years after the Effective Time, SanDisk and the Surviving Corporation are required to maintain directors' and officers' liability insurance on coverage and amounts that are no less favorable than those of the policy currently maintained by Fusion-io with respect to acts or omissions arising on or before the Effective Time. However, SanDisk is not required after the Effective Time to pay annual premiums in excess of 250% of the last annual premium for Fusion-io's existing policies, but in such case will purchase as much coverage as may be purchased for such amount.

        Fusion-io may purchase, prior to the Effective Time, a six-year prepaid "tail" policy on terms and conditions providing substantially equivalent benefits as the current policies of Fusion-io with respect to acts or omissions occurring at or before the Effective Time (covering without limitation the transactions contemplated by the Acquisition Agreement). If such a "tail" policy is obtained, SanDisk will maintain the policy for its full term and will have no further obligations with respect to directors' and officers' liability insurance and fiduciary liability insurance under the Acquisition Agreement.

        If SanDisk or the Surviving Corporation merges into or consolidates with another entity and is not the surviving corporation or sells substantially all its assets, provision will be made so that the successors or assigns of SanDisk or the Surviving Corporation assume the insurance and indemnification obligations described above.

Item 4.    The Solicitation or Recommendation.

  Solicitation or Recommendation

        During a meeting held on June 15, 2014, the Fusion-io Board (i) unanimously determined that the Acquisition Agreement is in the best interests of Fusion-io and its stockholders, and declared it advisable to enter into the Acquisition Agreement, (ii) unanimously determined that the Acquisition Agreement and the transactions contemplated therein, including the Offer and the Merger, taken together, are fair to, and in the best interests of Fusion-io and the Fusion-io stockholders, (iii) unanimously determined that the Acquisition Agreement and the Merger be governed by Section 251(h) of the DGCL and that (assuming the accuracy of certain of SanDisk's representations and warranties set forth in the Acquisition Agreement) the Merger shall be consummated as soon as practicable following the Acceptance Time and that the transactions contemplated thereby (including the Offer and the Merger) as well as the Support Agreements and the transactions contemplated thereby, are not subject to the provisions of, or any restrictions under, the provisions of Section 203 of the DGCL, and (iv) unanimously recommended that the Fusion-io stockholders accept the Offer and tender their Shares pursuant to the Offer, in accordance with the applicable provisions of Delaware law.

        Accordingly, the Fusion-io Board unanimously recommends that all Fusion-io stockholders accept the Offer and tender their Shares to SanDisk pursuant to the Offer.

  Background and Reasons for the Fusion-io Board's Recommendation

  Background

        In the ordinary course of business, the Fusion-io Board and Fusion-io's senior management review and assess various strategic alternatives available to Fusion-io that may enhance stockholder value.

        From time to time, during the summer and fall of 2013, Shane Robison, Chief Executive Officer of Fusion-io, and other members of Fusion-io's management, met with Sumit Sadana, Chief Strategy Officer and Executive Vice President of SanDisk, and other members of SanDisk's management, to share ideas regarding the industry in which Fusion-io and SanDisk operate and potential commercial and other transactions in which they could participate. Similarly, from time to time during the summer and fall of 2013, Mr. Robison and other members of Fusion-io's management met and held discussions with other parties in the industry regarding potential commercial and other transactions in which they could participate.

        In late October of 2013, Mr. Sadana contacted Mr. Robison and expressed SanDisk's interest in a possible strategic transaction with Fusion-io.

        On November 3, 2013, the Fusion-io Board convened a special meeting, attended by representatives of Fusion-io's management and a representative of Fusion-io's outside counsel, Wilson Sonsini Goodrich & Rosati P.C. ("Wilson Sonsini"). At the meeting, the Fusion-io Board discussed the expression of interest conveyed by Mr. Sadana and discussed the merits of a possible transaction with SanDisk. Following discussion, the Fusion-io Board directed Fusion-io's management to contact representatives of Qatalyst Partners LP ("Qatalyst"), with whom several members of the Fusion-io Board had worked in the past, in order to have Qatalyst act as financial advisor in connection with a potential transaction with SanDisk.

        On November 5, 2013, Mr. Robison introduced Gary Smerdon, Chief Strategy Officer of Fusion-io, to a representative of Qatalyst in order to commence the valuation analysis and modeling requested by the Fusion-io Board. In the following days, representatives of Fusion-io's management coordinated with representatives of Qatalyst and engaged in internal discussions regarding a transaction with SanDisk.

        On November 7, 2013, Mr. Robison met with Mr. Sadana. At the meeting, Mr. Robison and Mr. Sadana discussed Fusion-io's business and the process by which Fusion-io and SanDisk might discuss a potential transaction.

        On November 8, 2013, SanDisk delivered a draft confidentiality agreement to Fusion-io to facilitate further discussions. On that same day, the Fusion-io Board convened a special meeting of the Fusion-io Board, which was attended by representatives of Fusion-io's management and a representative of Wilson Sonsini. At the meeting, representatives of Fusion-io's management advised the Fusion-io Board as to the status of discussions with Mr. Sadana and SanDisk's interest in a possible strategic transaction. The Fusion-io Board discussed engaging Qatalyst as a financial advisor in connection with discussions with SanDisk. Following discussion, the Fusion-io Board directed Fusion-io's management to work with Qatalyst regarding the possible engagement of Qatalyst as a financial advisor in the potential transaction, and to invite representatives of Qatalyst to participate in a special meeting of the Fusion-io Board to be convened in the following days. The Fusion-io Board further directed Fusion-io's management to negotiate the terms of the draft confidentiality agreement delivered by SanDisk while Fusion-io's management and the Fusion-io Board considered a potential transaction with SanDisk. The Fusion-io Board further authorized Mr. Robison to convey to representatives of SanDisk that Fusion-io was interested in further discussions regarding a potential transaction between SanDisk and Fusion-io, but would not agree to negotiate exclusively with SanDisk unless an agreement was reached upon the purchase price in such a transaction. Following the meeting of the Fusion-io Board, Mr. Robison conveyed such message to Mr. Sadana.

        On November 9, 2013, Qatalyst delivered a draft engagement letter to Fusion-io for its review and consideration.

        On November 11, 2013, SanDisk delivered a preliminary information request to Fusion-io and requested that senior management of Fusion-io meet with senior management of SanDisk to discuss a potential strategic transaction. On the same day, Fusion-io delivered to SanDisk a revised draft of SanDisk's proposed confidentiality agreement.

        On November 13, 2013, the Fusion-io Board convened a special meeting, attended by representatives of Fusion-io's management, Qatalyst and Wilson Sonsini, respectively. At this meeting, the Fusion-io Board discussed SanDisk's interest in a possible strategic transaction. Mr. Robison apprised the Fusion-io Board of the work that Fusion-io's management and Qatalyst had performed internally to prepare a response to SanDisk's preliminary information request. The Fusion-io Board then considered commencing a process to consider strategic alternatives, and to approach additional possible counterparties for a transaction with the Company. During such discussion, the Fusion-io Board considered potential strategic parties that would reasonably be expected to have an interest in acquiring Fusion-io. Following such discussion, the Fusion-io Board directed Fusion-io's management to prepare for meetings with potential strategic acquirers and to begin contacting interested parties with the assistance of Qatalyst.

        Representatives of Qatalyst then left the meeting and the Fusion-io Board considered formally retaining Qatalyst as financial advisor to Fusion-io, and reviewed the proposed terms of Qatalyst's engagement as financial advisor to Fusion-io. The Fusion-io Board considered, among other things, Qatalyst's expertise in Fusion-io's industry, its international reputation as a premier mergers and acquisitions advisor, particularly with respect to advising companies in the technology industry, and the favorable experiences of members of the Fusion-io Board with Qatalyst. In this regard, representatives of Qatalyst had presented to the Fusion-io Board in February 2013 and July 2013 at regularly scheduled Fusion-io Board meetings regarding the market environment, views as to Fusion-io's valuation and the landscape for potential strategic transactions. After discussion, the Fusion-io Board authorized the engagement of Qatalyst as Fusion-io's financial advisor, provided guidance to Fusion-io's management regarding revisions to be made to the Qatalyst engagement letter and authorized Fusion-io's management to finalize and execute the engagement letter with Qatalyst. Over the following days, Fusion-io's management negotiated the terms of the Qatalyst engagement letter in accordance with the instruction and guidance of the Fusion-io Board.

        Following the meeting of the Fusion-io Board on November 13, 2013, Mr. Smerdon and other members of Fusion-io's management worked with representatives of Qatalyst to prepare a presentation regarding Fusion-io's business and financial prospects for potential interested acquirers of Fusion-io. In addition, representatives of Qatalyst and Fusion-io's management finalized a list of third parties to be contacted to determine their potential interest in a transaction with Fusion-io in accordance with the instruction and guidance of the Fusion-io Board.

        From November 15 through November 20, 2013, representatives of Fusion-io, Wilson Sonsini and Qatalyst contacted seven parties to gauge their interest in entering into discussions regarding a potential transaction with Fusion-io. Two of such parties indicated promptly that they were not interested in a transaction. One party, which is referred to herein as Party A, indicated that while it could be interested in a transaction with Fusion-io, it was not prepared to have discussions at the time due to other priorities. Another party, which is referred to herein as Party B, expressed an interest in pursuing discussions regarding a potential transaction with Fusion-io, and the parties began to negotiate a confidentiality agreement to facilitate further discussions, including a standstill provision. Three other parties, one of which is referred to herein as Party C, one of which is referred to herein as Party D and one of which is referred to herein as Party E, did not respond that week, with Party D having indicated that such a failure to respond would indicate their determination not to engage in discussions regarding a potential transaction with Fusion-io. During this time, Fusion-io's management continued to negotiate the confidentiality agreement with representatives of SanDisk.

        On November 18, 2013, Qatalyst and Fusion-io executed an engagement letter pursuant to which Qatalyst was retained as Fusion-io's financial advisor. On that same day, Fusion-io and SanDisk entered into a confidentiality agreement. The confidentiality agreement included a standstill provision (which did not limit SanDisk's ability to make confidential proposals to the Fusion-io Board) and a provision to the effect that the standstill provision would be suspended upon the execution of a definitive acquisition agreement for the acquisition of Fusion-io with a third party or the announcement of a tender or exchange offer for the majority of Fusion-io's outstanding voting securities by a third party that was not opposed by the Fusion-io Board within ten (10) business days.

        On November 21, 2013, the Fusion-io Board convened a regularly scheduled meeting, which was attended by representatives of Fusion-io's management, Qatalyst and Wilson Sonsini, respectively. At that meeting, the Fusion-io Board received an update regarding the status of discussions with the third parties that had been contacted regarding a potential transaction with Fusion-io. During this discussion, the Fusion-io Board considered recent transaction activity in the Flash and solid-state memory industry, including multiple acquisitions by each of Western Digital Corporation and SanDisk, various strategic alternatives available to Fusion-io, including the trajectory of Fusion-io as a standalone, independent business and certain financial and valuation analyses prepared by Qatalyst. Following this discussion, the Fusion-io Board determined to continue its exploration of a potential transaction with SanDisk, while exploring potential transactions with other parties in parallel. The Fusion-io Board then discussed potential next steps with respect to discussions with SanDisk and other potential acquirers.

        On November 22, 2013, a senior executive of Party C contacted representatives of Qatalyst and indicated an interest in discussing a potential transaction with Fusion-io. Over the following days, Fusion-io and Party C began to negotiate a confidentiality agreement to facilitate further discussions.

        On November 25, 2013, Party E responded to representatives of Qatalyst and indicated that it was not interested in having discussions regarding a potential transaction with Fusion-io.

        At the direction of Fusion-io's management and in accordance with previous guidance of the Fusion-io Board, representatives of Qatalyst contacted two additional parties on November 25 and November 26, 2013 to determine their interest in a potential transaction with Fusion-io. Both parties subsequently replied to representatives of Qatalyst that they were not interested in having discussions regarding a potential transaction with Fusion-io.

        On November 29, 2013, Fusion-io entered into a confidentiality agreement with Party B, which included a standstill provision (which did not limit Party B's ability to make confidential proposals to the Fusion-io Board).

        On December 2, 2013, representatives of Fusion-io's senior management, including Mr. Lance L. Smith, President and Chief Operating Officer of Fusion-io, and Messrs. Smerdon and Robison, held an in-person meeting with representatives of SanDisk, at which Fusion-io's management made a presentation regarding Fusion-io's business and financial prospects. The representatives of Fusion-io and SanDisk discussed a potential transaction with Fusion-io and the complementary nature of Fusion-io's business with SanDisk, given SanDisk's strength in NAND fabrication and Fusion-io's strength in system platform design and go-to-market solutions.

        On December 5, 2013, Mr. Robison and other representatives of Fusion-io met with representatives of another party, which is referred to herein as Party F. At this meeting, among other things, Mr. Robison inquired as to whether Party F would be interested in pursuing discussions regarding a transaction with Fusion-io. The representatives of Party F indicated they would consider a transaction and respond in the following days. At this time eleven parties, including SanDisk, had been contacted by or had contacted Fusion-io regarding a potential transaction with Fusion-io.

        On December 6, 2013, representatives of Fusion-io's management, including Messrs. Smith, Smerdon and Robison, and representatives of Qatalyst held an in-person meeting with representatives of Party B, at which Fusion-io's management made a presentation regarding Fusion-io's business and financial prospects and the representatives discussed a potential transaction with Fusion-io.

        On December 10, 2013, a representative of Party F contacted Mr. Robison regarding further discussions with respect to a potential transaction with Fusion-io.

        On December 11, 2013, Party B contacted representatives of Qatalyst to indicate that it had determined not to continue discussions regarding a potential transaction with Fusion-io.

        On December 12, 2013, Fusion-io entered into a confidentiality agreement with Party C, which included a standstill provision (which did not limit Party C's ability to make confidential proposals to the Fusion-io Board) that was suspended upon the execution of the Acquisition Agreement.

        On December 13, 2013, representatives of Fusion-io's management met with representatives of Party F to discuss the possibility of a transaction between the two companies.

        On December 17, 2013, Party C met with Fusion-io's senior management by telephone conference, at which Fusion-io's management made a presentation regarding Fusion-io's business and financial prospects and discussed a potential transaction with Fusion-io.

        On that same day, December 17, 2013, the Fusion-io Board convened a special meeting, attended by representatives of Fusion-io's management, Qatalyst and Wilson Sonsini, respectively, to consider the status of transaction discussions. At the meeting, Mr. Robison provided an update regarding discussions with each of the parties contacted by representatives of Fusion-io and Qatalyst. During the meeting a representative of Wilson Sonsini reviewed with the directors their fiduciary duties in the context of evaluating potential acquisition transactions under Delaware law.

        On that same day, December 17, 2013, Fusion-io entered into a confidentiality agreement with Party F, which included a standstill provision (which did not limit Party F's ability to make confidential proposals to the Fusion-io Board) that was suspended upon the execution of the Acquisition Agreement.

        On December 18, 2013, representatives of Fusion-io's management, including Messrs. Smith, Smerdon and Robison, met with representatives of Party F, at which meeting Fusion-io's management made a presentation regarding Fusion-io's business and financial prospects and the parties discussed a potential transaction between the companies. The following day, Party F conveyed to representatives of Qatalyst Party F's continued interest in a potential transaction with Fusion-io, citing Fusion-io's strong team and the complementary nature of the two companies' businesses. On December 27, 2013, a representative of Party F conveyed to Mr. Smerdon that Party F had engaged a financial advisor to advise Party F in connection with a potential transaction with Fusion-io.

        In late December 2013, representatives of SanDisk contacted representatives of Qatalyst and indicated that it had determined not to continue discussions regarding a potential transaction with Fusion-io at the time.

        On December 30, 2013, Mr. Smerdon, Mr. Smith and other representatives of Fusion-io and Qatalyst, respectively, met with representatives of Party F in order for Party F to conduct further diligence with respect to a potential transaction with Fusion-io.

        On December 31, 2013, Party C also indicated that it had determined not to continue discussions with Fusion-io regarding a potential transaction with Fusion-io.

        On January 7, 2014, Mr. Smerdon, Mr. Smith and other representatives of Fusion-io and Qatalyst, respectively, met with representatives of Party F in order for Party F to conduct further diligence with respect to a potential transaction with Fusion-io.

        On January 8, 2014, the Fusion-io Board convened a special meeting to discuss preliminary financial results for the second quarter of fiscal year 2014, which meeting was attended by representatives of Fusion-io's management and Wilson Sonsini. At the meeting, Mr. Robison updated the Fusion-io Board on discussions with various third parties regarding a potential transaction with Fusion-io, including the fact that most parties had declined to continue discussions but that Party F continued to perform diligence and participate in discussions with management of Fusion-io. The Fusion-io Board directed Fusion-io's management to continue pursuing discussions with third parties.

        During the week of January 13, 2014, representatives of Qatalyst contacted Party D, which had not definitively replied when contacted by representatives of Qatalyst in November, to further inquire whether Party D might be interested in pursuing discussions regarding a potential transaction with Fusion-io.

        On January 15, 2014, representatives of Fusion-io's senior management and Qatalyst met with representatives of Party F in order for Party F to conduct further diligence with respect to a potential transaction with Fusion-io.

        As discussions with Party F continued, and in anticipation of the receipt from Party F of a transaction proposal, Qatalyst distributed a process letter to Party F on January 24, 2014 which set forth the procedures that Fusion-io requested Party F to follow in discussions regarding a transaction with Party F.

        On January 27, 2014, Party D indicated that it had determined not to pursue discussions regarding a potential transaction with Fusion-io.

        On February 4, 2014, representatives of Fusion-io's senior management met with representatives of Party F in order for Party F to conduct further diligence with respect to a potential transaction with Fusion-io.

        On February 16, 2014, representatives of Party F contacted representatives of Qatalyst in order to inform Qatalyst and Fusion-io that given internal corporate changes, Party F was not in a position to continue discussions regarding a potential transaction with Fusion-io. Party F indicated that it would not be in a position to resume discussions regarding a potential transaction until the middle of March 2014, at the earliest.

        On February 20, 2014, the Fusion-io Board convened a regularly-scheduled meeting, which was attended by representatives of Fusion-io's management, Qatalyst and Wilson Sonsini, respectively. At the meeting, a representative of Qatalyst summarized the process that had been conducted since November of 2013, that eleven parties (including SanDisk) had been contacted to gauge their interest in a potential strategic transaction with Fusion-io, that no party had submitted a proposal to engage in a transaction with Fusion-io or indicated a price at which they would consider moving forward with a transaction, and that none of the parties contacted remained engaged in discussions with Fusion-io regarding a potential transaction.

        On May 12, 2014, Mr. Sadana contacted Mr. Robison to arrange a meeting for the next day.

        At the meeting on May 13, 2014, Mr. Sadana expressed to Mr. Robison an interest in resuming discussions regarding a potential transaction with Fusion-io. Mr. Sadana told Mr. Robison that SanDisk would deliver a transaction proposal shortly. Mr. Sadana further indicated that SanDisk was considering a significant alternative investment instead of Fusion-io, and that because a decision would need to be made shortly, there was a need on the part of SanDisk to move quickly towards a transaction.

        On May 14 and May 15, 2014, representatives of SanDisk requested certain financial diligence information from Fusion-io, including updated financial data, which representatives of Fusion-io subsequently provided.

        On May 16, 2014, SanDisk delivered a non-binding written indication of interest to Mr. Robison setting forth a proposal to purchase each outstanding share of Fusion-io common stock for $10.80 (a premium of 33% to the closing price of Fusion-io's common stock on May 16, 2014), in cash, subject to confirmatory due diligence and the negotiation of definitive documentation, but not subject to any financing condition or contingency. At the same time, SanDisk delivered to Fusion-io a draft exclusivity agreement providing for a 30-day period during which Fusion-io would be required to engage in discussions exclusively with SanDisk. In conjunction with the delivery of these documents, SanDisk emphasized the accelerated timeline that SanDisk proposed because of SanDisk's consideration of a significant alternative investment as to which SanDisk would need to make a decision shortly, and indicated that the offer was subject to SanDisk and Fusion-io entering into the exclusivity agreement.

        On that same day, the Fusion-io Board convened a special meeting, which was attended by a representative from Wilson Sonsini. At the meeting, the Fusion-io Board discussed SanDisk's proposal. The Fusion-io Board considered whether to engage in discussions with SanDisk and whether to reach out to other parties to reassess their interest in a transaction with Fusion-io. The Fusion-io Board determined that Fusion-io should contact representatives of Party A and Party F to gauge their interest in a transaction with Fusion-io, because the Fusion-io Board believed those parties to potentially still have an interest in a transaction with Fusion-io. Based on recent discussions, and SanDisk's indication that it needed to move quickly, the Fusion-io Board determined not to approach other parties because it believed that such parties would likely not be interested in a transaction with Fusion-io on the timeline necessary to maintain the availability of SanDisk's offer.

        Shortly following the call with the Fusion-io Board, Mr. Robison contacted Party F, and a representative of Wilson Sonsini contacted Party A to indicate that Fusion-io may be considering in the near future a transaction proposal in order to determine their interest in initiating discussions with Fusion-io regarding a potential transaction. Each of Party A and Party F expressed interest in further discussions, and so meetings were arranged for May 19, 2014, between senior management of Fusion-io and each of Party A and Party F, separately.

        On May 18, 2014, the Fusion-io Board convened a special meeting to further consider SanDisk's May 16 proposal set forth in its indication of interest, which was attended by representatives of

Fusion-io's management, Qatalyst and Wilson Sonsini, respectively. The Fusion-io Board reviewed and considered the discussions with Party A, Party F and SanDisk. Following discussion, a representative of Qatalyst presented a preliminary financial analysis, including Qatalyst's preliminary financial analysis relating to SanDisk's proposed purchase price. The Fusion-io Board then reviewed and discussed SanDisk's May 16 proposal, in particular the price and the proposed exclusivity period. Following discussion, the Fusion-io Board determined to pursue a higher purchase price from SanDisk to continue discussions. Following this determination, the Fusion-io Board authorized Fusion-io's management to continue negotiations with SanDisk, and provided guidance to Fusion-io's management regarding price negotiations with SanDisk. The Fusion-io Board also authorized Fusion-io's management to continue discussions with Party A and Party F. The Fusion-io Board also formed a Special Committee in order to provide Fusion-io's management with expedited feedback with respect to price discussions with SanDisk during the following days. The Special Committee consisted of Dana L. Evan, H. Raymond Bingham, Edward H. Frank and Mr. Robison.

        On May 19, 2014, members of Fusion-io's senior management and representatives of Qatalyst met with members of senior management of Party A, with whom Fusion-io had previously executed a confidentiality agreement on October 21, 2013, in connection with a previously contemplated transaction, which included a standstill provision (which did not limit Party A's ability to make confidential proposals to the Fusion-io Board) that was suspended upon the execution of the Acquisition Agreement. At such meeting, Fusion-io's management made a presentation regarding Fusion-io's business and financial prospects.

        On the same day, May 19, 2014, members of Fusion-io's senior management and representatives of Qatalyst also met separately with Party F, separately. At such meeting, Fusion-io's management made a presentation regarding Fusion-io's business and financial prospects.

        On May 20, 2014, representatives of each of Party A and Party F informed representatives of Fusion-io that such parties did not have interest in a potential transaction with Fusion-io at the time.

        Later that same day, the Special Committee convened a meeting, which was attended by representatives of Fusion-io's management, Qatalyst and Wilson Sonsini, respectively. The Special Committee considered the replies of Party A and Party F. Following a discussion, the Special Committee instructed Fusion-io's management to inform representatives of SanDisk that the Fusion-io Board would consider an acquisition by SanDisk but would require a higher price. Following the Special Committee meeting, Mr. Robison conveyed this message to Mr. Sadana and stated that Fusion-io would be interested in pursuing a transaction with SanDisk at $12.75 per Share.

        On May 21, 2014, Mr. Sadana informed Mr. Robison that SanDisk would consider increasing its price to $11.20 per share, a premium of 34% to the closing price of Fusion-io's common stock on May 21, 2014. On the same day, Mr. Robison contacted Mr. Sadana and proposed that Mr. Sadana increase SanDisk's price to $11.50 per share. Later that day, Mr. Sadana contacted Mr. Robison and informed him that SanDisk was willing to raise its price to $11.25 per share, a premium of 35% to the closing price of Fusion-io's common stock on May 21, 2014, which Mr. Sadana indicated was SanDisk's best and final offer.

        On May 21, 2014, the Fusion-io Board convened a special meeting, attended by representatives of Fusion-io's management, Qatalyst and Wilson Sonsini, respectively, to further discuss the potential acquisition. Mr. Robison provided an overview of discussions with SanDisk, Party A and Party F, noting that Party A and Party F had determined to discontinue further discussions regarding a potential transaction with Fusion-io and providing an update regarding SanDisk's final offer of $11.25 per share. Mr. Robison then provided the Fusion-io Board with an update regarding Fusion-io's financial outlook for the fourth quarter. The members of the Fusion-io Board discussed with the representatives of Fusion-io's management the risks associated with remaining a standalone, independent business in light of Fusion-io's current financial outlook. The Fusion-io Board then discussed the exclusivity term that

SanDisk had indicated was a condition to it proceeding with further discussions with Fusion-io, including the proposed 30-day time period. Following discussion, the Fusion-io Board determined to continue discussions with SanDisk regarding a potential transaction at the proposed price of $11.25 per share. The Fusion-io Board also directed Fusion-io's management to negotiate and enter into an exclusivity agreement with SanDisk, with an exclusivity period of up to 30 days. The Fusion-io Board also authorized Fusion-io's management to facilitate SanDisk's confirmatory due diligence and to begin negotiating definitive acquisition agreements with SanDisk for the proposed transaction.

        On May 22 and May 23, 2014, representatives of Wilson Sonsini and outside counsel to SanDisk, Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden Arps"), negotiated an exclusivity agreement between the parties. On May 23, 2014, Fusion-io and SanDisk entered into an exclusivity agreement, which, following a 7-day automatic extension, provided for a 28-day period during which Fusion-io would engage in exclusive negotiations with SanDisk.

        On May 26, 2014, Fusion-io made available to representatives of SanDisk information in an online data room containing financial, operating, regulatory, intellectual property, employment, legal and other information concerning Fusion-io and its business, and representatives of SanDisk commenced SanDisk's confirmatory due diligence process. Over the course of the following twenty days, representatives of senior management of Fusion-io, SanDisk and Qatalyst met on numerous occasions to continue to facilitate the completion of SanDisk's due diligence process. These meetings included in-person and telephonic diligence sessions and discussions, including discussions regarding the sales, marketing, technology and operations of Fusion-io.

        On May 31, 2014, Skadden Arps delivered a first draft of an Acquisition Agreement to Wilson Sonsini for its review which provided for a tender offer followed by a second-step merger. Wilson Sonsini proceeded to review the Acquisition Agreement and summarized key issues for Fusion-io's management, including with respect to closing conditions, the circumstances under which SanDisk was required to extend the period of the tender offer, the circumstances under which the Fusion-io Board could withhold, withdraw, amend, modify or qualify its approval or recommendation to Fusion-io stockholders of the acquisition, the conditions under which the agreement could be terminated, and the proposed termination fee of $50 million.

        On June 6, 2014, the Fusion-io Board convened a special meeting, attended by representatives of Fusion-io's management, Qatalyst and Wilson Sonsini, respectively, to review negotiations with SanDisk to that date. A representative of Wilson Sonsini reviewed the fiduciary duties of the directors with respect to the evaluation of the proposed transaction and reviewed with the Fusion-io Board certain material terms and conditions of SanDisk's draft of the Acquisition Agreement. Following discussion, during which the Fusion-io Board provided guidance to Wilson Sonsini regarding how to respond to certain terms of the Acquisition Agreement, the Fusion-io Board then directed the representatives of Wilson Sonsini to continue to negotiate the terms of the Acquisition Agreement.

        Following the meeting of the Fusion-io Board, on June 6, 2014, Wilson Sonsini delivered a revised draft of the Acquisition Agreement to Skadden Arps, which reflected the guidance of the Fusion-io Board on certain material terms, including the proposal of a significantly lower termination fee and other terms intended to enhance the certainty of consummating the transactions contemplated by the Acquisition Agreement.

        On June 8, 2014, representatives of Wilson Sonsini and Skadden Arps negotiated the terms and conditions of the Acquisition Agreement, including, among others, closing conditions, the circumstances under which SanDisk was required to extend the period of the tender offer, the circumstances under which the Fusion-io Board could withhold, withdraw, amend, modify or qualify its approval or recommendation to Fusion-io stockholders of the acquisition, the conditions under which the agreement could be terminated, and the proposed termination fee.

        On June 10, Skadden Arps delivered a revised draft of the Acquisition Agreement to Wilson Sonsini, and on June 11, Skadden Arps delivered a draft form of the Support Agreements to Wilson Sonsini, which were proposed to be entered into by certain stockholders of Fusion-io.

        Over the course of the following days, Wilson Sonsini, with guidance from Fusion-io's management, continued to negotiate the material terms of the definitive agreements with Skadden Arps.

        On June 13, 2014, the Fusion-io Board convened a special meeting to discuss the status of negotiations, which was attended by representatives of Fusion-io's management, Qatalyst and Wilson Sonsini, respectively. At the meeting, Mr. Smerdon presented to the Fusion-io Board Fusion-io management's current three-year plan for fiscal years 2015, 2016 and 2017. Following such presentation, representatives of Qatalyst reviewed with the Fusion-io Board a preliminary financial analysis of the proposed transaction. Representatives of Wilson Sonsini then provided a summary of the terms and conditions of the proposed Acquisition Agreement, including a discussion of the remaining open terms. Following discussions, the Fusion-io Board directed the representatives of Fusion-io's management, Qatalyst and Wilson Sonsini, respectively, to continue negotiating the definitive acquisition agreements on the terms and conditions discussed with the Fusion-io Board.

        Following the meeting of the Fusion-io Board, Fusion-io's management provided to representatives of SanDisk Fusion-io management's three-year plan for fiscal years 2015, 2016 and 2017.

        In addition, following the meeting of the Fusion-io Board, Wilson Sonsini delivered revised drafts of the Acquisition Agreement and the Support Agreements to Skadden Arps.

        On June 14, 2014, representatives of Skadden Arps and Wilson Sonsini continued to negotiate the terms of the Acquisition Agreement.

        On June 15, 2014, the Fusion-io Board convened a meeting attended by representatives of Fusion-io's management, Qatalyst and Wilson Sonsini, respectively. At the meeting, Mr. Robison provided the Fusion-io Board with an update regarding status of discussions with SanDisk, including an overview of the employment offer that SanDisk had extended to Lance L. Smith, President and Chief Operating Officer of Fusion-io. Following such discussion, representatives of Wilson Sonsini provided an update regarding the terms of the Acquisition Agreement, including the resolution of open issues. Representatives of Qatalyst then reviewed with the Fusion-io Board Qatalyst's financial analysis of the proposed purchase price (referring to materials provided to the Fusion-io Board prior to the meeting) and delivered to the Fusion-io Board an oral opinion, which was confirmed by delivery of a written opinion dated June 15, 2014, addressed to the Fusion-io Board, to the effect that, as of that date and based upon and subject to the considerations, limitations and other matters set forth therein, the $11.25 in cash per Share to be received by the holders of Shares, other than SanDisk or any affiliate of SanDisk, pursuant to the Acquisition Agreement, was fair, from a financial point of view, to such holders. Representatives of Wilson Sonsini then provided an overview of the matters proposed to be approved by the Fusion-io Board in connection with the approval of the transaction, the Acquisition Agreement and the Support Agreements.

        Following discussion, the Fusion-io Board, in consideration of, among other factors, the opinion of Qatalyst referenced above, the terms of the Acquisition Agreement and Support Agreements, and the risks associated with continuing as a standalone entity, (i) unanimously determined that the Acquisition Agreement is in the best interests of Fusion-io and its stockholders, and declared it advisable to enter into the Acquisition Agreement, (ii) unanimously determined that the Acquisition Agreement and the transactions contemplated therein, including the Offer and the Merger, taken together, are fair to, and in the best interests of Fusion-io and the Fusion-io stockholders, (iii) unanimously determined that the Acquisition Agreement and the Merger be governed by Section 251(h) of the DGCL and that (assuming the accuracy of certain of SanDisk's representations and warranties set forth in the

Acquisition Agreement) the Merger shall be consummated as soon as practicable following the Acceptance Time and that the transactions contemplated thereby (including the Offer and the Merger) as well as the Support Agreements and the transactions contemplated thereby, are not subject to the provisions of, or any restrictions under, the provisions of Section 203 of the DGCL, and (iv) unanimously recommended that the Fusion-io stockholders accept the Offer, tender their Shares pursuant to the Offer, in accordance with the applicable provisions of Delaware law.

        Following such approval, the Compensation Committee of the Fusion-io Board considered and approved certain compensation arrangements as required by the Acquisition Agreement. (See "Compensation Arrangements" under Item 3 above for additional information).

        In the early morning of June 16, 2014, Fusion-io and SanDisk executed the definitive Acquisition Agreement and the certain stockholders of Fusion-io entered into the Support Agreements.

        That same morning, before the opening of trading on the NYSE, Fusion-io and SanDisk issued a joint press release announcing the execution of the Acquisition Agreement and the Offer and the Merger contemplated by the Acquisition Agreement.

  Reasons for the Fusion-io Board's Recommendation

        In evaluating the Acquisition Agreement and the transactions contemplated thereby, including the Offer and the Merger, the Fusion-io Board held several meetings and consulted with Fusion-io's management, financial advisor and legal counsel, and reviewed, evaluated and considered numerous factors and a significant amount of information and data, including the following:

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  information concerning Fusion-io's business, financial performance (both past and prospective) and Fusion-io's financial condition, results of operations (both past and prospective), business and strategic objectives, as well as the risks of accomplishing those objectives;

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  Fusion-io's business and financial prospects if Fusion-io were to remain an independent company, and the growth and scale required to compete effectively in Fusion-io's industry, including the potential adverse effect on Fusion-io' business if there is a change in the availability, the cost, or access to special modes of NAND flash;

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  the possible alternatives to the Offer and the Merger (including the option of continuing to operate independently), the timing and likelihood of accomplishing the business plans and strategic objectives of those alternatives, and the potential benefits and risks of those alternatives;

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  the results of Fusion-io's discussions with other third parties that would reasonably be expected to have interest in acquiring Fusion-io, and the Fusion-io Board's ability under the terms of the Acquisition Agreement to negotiate with third parties concerning unsolicited competing acquisition proposals if one were received during the pendency of the Offer;

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  the terms of the Acquisition Agreement that would reasonably be expected to have an impact on the likelihood Fusion-io would receive an unsolicited competing acquisition proposal during the pendency of the Offer (including the termination fee that would be payable); and

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  the other terms of the Acquisition Agreement, including closing conditions, the circumstances under which SanDisk was required to extend the period of the tender offer, the circumstances under which the Fusion-io Board could withhold, withdraw, amend, modify or qualify its approval or recommendation to Fusion-io stockholders of the acquisition, the conditions under which the agreement could be terminated, and the proposed termination fee.

        In reaching its decision to approve the Acquisition Agreement and the transactions contemplated thereby, including the Offer and the Merger, and to recommend that Fusion-io stockholders tender their Shares in the Offer, the Fusion-io Board considered numerous factors weighing in favor of the Offer and Merger, including the following:

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  Financial Condition and Prospects of Fusion-io.  The Fusion-io Board's assessment of Fusion-io's financial prospects, based on its knowledge and familiarity with Fusion-io's business, financial condition, and results of operations were Fusion-io to remain independent, as compared to engaging in a business combination. The Fusion-io Board discussed and deliberated at length concerning Fusion-io's recent financial performance, and current financial prospects, including the potential benefits inherent in, as well as the risks associated with, executing upon and achieving Fusion-io's current management operating plan. The risks considered by the Fusion-io Board were significant including, among others, the potential volatility of cost and availability of NAND flash, the risk that PCIe ASPs could decline faster than anticipated, the risks associated with numerous technology transitions, the risks posed by intensified competitive pressures including from suppliers and partners, the risks associated with new form-factors and protocols, the risks associated with high customer concentration, and the risks associated with maintaining and expanding our existing OEM and channel partner relationships. The Fusion-io Board also considered the highly competitive environment in which Fusion-io operates and is expected to operate in the future, the fact that some of the Fusion-io's competitors have vertically integrated product portfolios substantially greater resources, recent consolidation in the industry in which Fusion-io operates and the impact of this competitive environment on Fusion-io's ability to price its products and retain and expand its portion of the total available market.

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  Available Alternatives; Results of Discussions with Third Parties.  The Fusion-io Board considered the possible alternatives to the acquisition by SanDisk (including the possibility of being acquired by another company, or continuing to operate Fusion-io as an independent entity, and the desirability and perceived risks of those alternatives), the range of potential benefits to Fusion-io's stockholders of these alternatives and the timing and the likelihood of accomplishing the goals of such alternatives, as well as the Fusion-io Board's assessment that none of these alternatives were reasonably likely to present superior opportunities for the Fusion-io Board to create greater value for Fusion-io's stockholders, taking into account risks of execution as well as business, competitive, industry and market risks. The Fusion-io Board also considered the results of the process that the Fusion-io Board had conducted, with the assistance of Fusion-io's management and its financial and legal advisors, to evaluate strategic alternatives and select business combination partners that had the potential to expeditiously enter into a definitive acquisition agreement and to consummate the proposed transaction on terms most favorable to the Fusion-io stockholders, and the results of discussions with eleven parties that would reasonably be expected to have interest in acquiring Fusion-io, and the fact that none of such parties, other than SanDisk, had submitted a proposal to acquire Fusion-io. The Fusion-io Board also considered the ability of other parties to make, and the possibility that other parties would make, a proposal to acquire Fusion-io at a higher price than the one proposed by SanDisk.

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  Premium to Market Value.  The value of the consideration to be received by Fusion-io stockholders in the Offer and the Merger, which represented a 34.3% premium to the average closing price of Fusion-io's common stock during the 20 trading days prior to the public announcement of the Acquisition Agreement on June 16, 2014.

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  Opinion of Fusion-io's Financial Advisor.  The opinion of Qatalyst, rendered orally to the Fusion-io Board on June 15, 2014 and subsequently confirmed in writing, to the effect that as of such date and based upon and subject to the considerations, limitations and other matters set forth therein, the $11.25 in cash per Share to be received by the holders of Shares, other than SanDisk or any affiliate of SanDisk, pursuant to the Acquisition Agreement was fair, from a financial point of view, to such holders. Qatalyst provided its opinion for the information and assistance of the Fusion-io Board in connection with its consideration of the Acquisition

    Agreement. Qatalyst's opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer. For a further discussion of Qatalyst's opinion, see "Opinion of Financial Advisor" below.

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  Terms of the Acquisition Agreement.  The provisions of the Acquisition Agreement, in particular the following (for a discussion of the terms of the Acquisition Agreement, see "Arrangements with SanDisk and Purchaser" above):

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  Cash Tender Offer.  The Offer and the Merger provide for a prompt cash tender offer for all Shares to be followed by a merger for the same consideration, thereby enabling Fusion-io stockholders to obtain the benefits of the transaction in exchange for their Shares at the earliest possible time.

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  No Financing Condition.  SanDisk's obligations under the Offer are not subject to any financing condition, and SanDisk's representations in the Acquisition Agreement that it has and will have sufficient funds available to consummate the Offer and the Merger.

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  Ability to Respond to Certain Unsolicited Indications of Interest.  The provisions in the Acquisition Agreement that provide for the ability of the Fusion-io Board to respond to indications of interest that did not result from a breach in any material respect of the non-solicitation obligations in the Acquisition Agreement, if (A) the Fusion-io Board determines in good faith, after consultation with its financial advisors, that such proposal constitutes, or is reasonably likely to lead to, a proposal which the Fusion-io Board believes is more favorable to the Fusion-io stockholders, from a financial point of view, than the transactions contemplated by the Acquisition Agreement (taking into account any counter-offer or proposal made by SanDisk in response thereto) (B) Fusion-io first obtains from such person an executed confidentiality agreement on terms with respect to confidential information that are no less favorable to Fusion-io than those contained in the Confidentiality Agreement (and which will not be required to contain a direct or indirect standstill) and (C) provides prior written notice to SanDisk of its intent to furnish information or enter into discussions or negotiations with such person.

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  Change of Recommendation; Fiduciary Termination Right.  In the event Fusion-io receives a superior proposal, the Fusion-io Board has the right, prior to the purchase of Shares pursuant to the Offer, to withhold, withdraw, amend, modify or qualify its approval or recommendation to Fusion-io stockholders of the Offer or the Merger, and the Fusion-io Board may terminate the Acquisition Agreement to accept a superior proposal, if the Fusion-io Board determines in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to do so would reasonably be expected to constitute a breach of its fiduciary duties to the Fusion-io stockholders under Delaware Law, Fusion-io complies with certain procedures under the Acquisition Agreement, and Fusion-io has not materially breached the provisions of the Acquisition Agreement relating to the ability of the Fusion-io Board to respond to unsolicited indications of interest and change its recommendation with respect to such superior proposal or any person making such superior proposal.

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  Conditions to Consummation of the Offer and the Merger; Likelihood of Closing.  The reasonable likelihood of the consummation of the transactions contemplated by the Acquisition Agreement and that SanDisk's obligations to purchase Shares in the Offer and to close the Merger are subject to limited conditions. The Fusion-io Board also considered the availability of Section 251(h) under the DGCL, which would permit SanDisk and Purchaser to close the Merger without the adoption of the Acquisition Agreement by Fusion-io's stockholders, thereby enabling Fusion-io's stockholders to receive the Offer Price pursuant to the Offer in a relatively short time frame (and potentially reduce the uncertainty during the pendency of the Transaction).

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    Support Agreements.  The fact that the Support Agreements entered into by certain stockholders of Fusion-io's terminate in the event that Fusion-io terminates the Acquisition Agreement, which would permit those persons to support a transaction involving a superior proposal.

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    Advice of Legal Advisors.  The Fusion-io Board also took into account the advice of its legal advisors with respect to the terms and conditions of the Acquisition Agreement, the Offer and Merger and the matters related thereto.

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    Business Reputation of SanDisk.  The business reputation and capabilities of SanDisk and its management and the substantial financial resources of SanDisk, which the Fusion-io Board believed supported the conclusion that a transaction with SanDisk could be completed relatively quickly and in an orderly manner.

        In the course of its deliberations, the Fusion-io Board also considered a variety of risks and factors weighing against the Offer and the Merger, including:

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  Risks of Announcement and Closing.  The risks and contingencies related to the announcement and pendency of the Offer and the Merger, including the impact on Fusion-io's employees and its relationships with existing and prospective customers, suppliers and business partners, as well as other third parties.

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  Conditionality; Risk of Termination.  The conditions to SanDisk's obligation to complete the Offer and the Merger and the right of SanDisk to terminate the Acquisition Agreement under certain specified circumstances.

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  Completion Risks.  The risks and costs to Fusion-io if the Offer and the Merger are not completed, including the diversion of management and employee attention, potential employee attrition, the potential impact on Fusion-io's stock price and the effect on its business relationships.

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  Governmental Approvals.  The risks of a delay in receiving, or a failure to receive, the necessary antitrust approvals and clearances to complete the Offer and the Merger.

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  Cash Transaction.  That Fusion-io stockholders will receive cash in exchange for their Shares and, as a result, will forego any potential future increase in Fusion-io's value, and that any gains realized as a result of the Offer and the Merger generally will be taxable to Fusion-io stockholders.

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  Termination Fee and Other Alternative Acquirers.  The possibility that the $42,000,000 termination fee payable to SanDisk under the circumstances set forth in the Acquisition Agreement might discourage a competing proposal from another prospective acquirer seeking to acquire Fusion-io or reduce the aggregate consideration offered in any such proposal.

        The foregoing discussion of information and factors considered and given weight by the Fusion-io Board is not intended to be exhaustive, but is believed to include all of the material factors considered by the Fusion-io Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Fusion-io Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Fusion-io Board may have given different weights to different factors. In arriving at its recommendation, the Fusion-io Board was aware of and took into consideration the interests of executive officers and directors of Fusion-io as described under "Past Contracts, Transactions, Negotiations and Agreements" above.

  Opinion of Financial Advisor

        We retained Qatalyst Partners to act as financial advisor to our Board of Directors in connection with a potential transaction such as the Tender Offer and Merger (together, the "Transaction") and to evaluate whether the consideration to be received by the holders of the Company's Common Stock, other than SanDisk or any affiliate of SanDisk, pursuant to the Acquisition Agreement was fair, from a financial point of view, to such holders. We selected Qatalyst Partners to act as our financial advisor based on Qatalyst Partners' qualifications, expertise, reputation and knowledge of the business and affairs of the Company and the industry in which the Company operates. Qatalyst Partners has provided its written consent to the reproduction of Qatalyst Partners' opinion in this Solicitation/Recommendation Statement. At a meeting of our Board of Directors on June 15, 2014, Qatalyst Partners rendered its oral opinion, which was subsequently confirmed in writing, that, as of such date and based upon and subject to the considerations, limitations and other matters set forth therein, the $11.25 per share cash consideration to be received by the holders of the Company's Common Stock, other than SanDisk or any affiliate of SanDisk, pursuant to the Acquisition Agreement was fair, from a financial point of view, to such holders. Qatalyst Partners delivered its written opinion, dated June 15, 2014, to our Board of Directors following the board meeting.

        The full text of the written opinion of Qatalyst Partners, dated June 15, 2014, is attached to this Solicitation/Recommendation Statement as Annex I and is incorporated into this Solicitation/Recommendation Statement by reference. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications of the review undertaken by Qatalyst Partners in rendering its opinion. You should read the opinion carefully in its entirety. Qatalyst Partners' opinion was provided to our Board of Directors and addressed only, as of the date of the opinion, the fairness, from a financial point of view, of the consideration to be received by the holders of the Company's Common Stock, other than SanDisk or any affiliate of SanDisk, pursuant to the Acquisition Agreement. It does not address any other aspect of the Transaction and does not constitute a recommendation as to whether any holder of the Company's Common Stock should tender shares of the Company's Common Stock in connection with the Tender Offer and does not in any manner address the price at which the Company's Common Stock will trade at any time. For a further discussion of Qatalyst Partners' opinion, see "The Solicitation or Recommendation—Opinion of Fusion-io's Financial Advisor" on page 26 of this Solicitation/Recommendation Statement.

        In arriving at its opinion, Qatalyst Partners reviewed a draft of the Acquisition Agreement dated June 13, 2014 (the "Draft Acquisition Agreement"), certain related documents and certain publicly available financial statements and other business and financial information of the Company. Qatalyst Partners also reviewed certain forward-looking information prepared by the management of the Company, including financial projections and operating data of the Company, which are referred to in this Solicitation/Recommendation Statement as the "Company Projections" and are described below in the section entitled "The Solicitation or Recommendation—Financial Projections," beginning on page 33. Additionally, Qatalyst Partners discussed the past and current operations and financial condition and the prospects of the Company with our senior executives. Qatalyst Partners also reviewed the historical market prices and trading activity for the Company Common Stock and compared our financial performance and the prices and trading activity of the Company Common Stock with that of certain other selected publicly traded companies and their securities. In addition, Qatalyst Partners performed such other analyses, reviewed such other information and considered such other factors as it deemed appropriate.

        In arriving at its opinion, Qatalyst Partners assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to, or discussed with, Qatalyst Partners by the Company. With respect to the Company Projections, Qatalyst Partners was advised by the management of the Company, and Qatalyst Partners assumed, that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company and other matters covered thereby. Qatalyst Partners assumed that the final executed Acquisition Agreement did not differ from the Draft Acquisition Agreement reviewed by Qatalyst Partners in any respect material to its opinion. Qatalyst Partners also assumed that the Transaction will be consummated in accordance with the terms set forth in the Acquisition Agreement, without any modification or delay. In addition, Qatalyst Partners assumed that in connection with the receipt of all necessary approvals of the Transaction, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on the Company or the contemplated benefits expected to be derived in the Transaction. Qatalyst Partners did not make any independent evaluation or appraisal of the assets or liabilities, contingent or otherwise, of the Company, nor was Qatalyst Partners furnished with any such evaluation or appraisal. In addition, Qatalyst Partners has relied, without independent verification, upon the assessment of the management of the Company as to the existing and future technology and products of the Company and the risks associated with such technology and products. Qatalyst Partners' opinion was approved by Qatalyst Partners' opinion committee in accordance with its customary practice.

        Qatalyst Partners' opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion. Events occurring after the date of the opinion may affect Qatalyst Partners' opinion and the assumptions used in preparing it, and Qatalyst Partners has not assumed any obligation to update, revise or reaffirm its opinion. Qatalyst Partners' opinion does not address the underlying business decision of the Company to engage in the Transaction or the relative merits of the Transaction as compared to any strategic alternatives that may be available to us. Qatalyst Partners' opinion is limited to the fairness, from a financial point of view, of the $11.25 per share cash consideration to be received by the holders of the Company Common Stock, other than SanDisk or any affiliate of SanDisk, pursuant to the Acquisition Agreement, and Qatalyst Partners expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of our officers, directors or employees, or any class of such persons, relative to such consideration.

        The following is a summary of the material financial analyses undertaken by Qatalyst Partners in connection with its opinion dated June 15, 2014. The analyses and factors described below must be considered as a whole; considering any portion of such analyses or factors, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Qatalyst Partners' opinion. For purposes of its analyses, Qatalyst Partners utilized both the consensus of third-party research analysts' projections, which are referred to in this Solicitation/Recommendation Statement as the "street case," and the Company Projections, which are referred to in this Solicitation/Recommendation Statement as the "management case". Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by Qatalyst Partners, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Qatalyst Partners' financial analyses.

Illustrative Discounted Cash Flow Analysis

        Qatalyst Partners performed an illustrative discounted cash flow analysis (DCF), which is designed to imply a potential, present value of the Company by adding the net present value of the estimated future unlevered free cash flows, based on the management case, to the net present value of a corresponding terminal value of the Company. Qatalyst Partners' analysis included the unlevered free cash flows of the Company for the fourth quarter of fiscal 2014 through fiscal 2018 and calculated the terminal value at the end of fiscal 2018 by applying a range of multiples of 12.0x to 22.0x to the

Company's fiscal 2019 non-GAAP net operating profit after tax (assuming an effective tax rate of 35%, which tax rate excludes the effect of the Company's estimated remaining tax attributes, as such tax attributes were separately valued). These values were discounted to present values using a discount rate ranging from 14.0% to 21.0% based upon the Company's estimated weighted average cost of capital. Qatalyst Partners then added the implied present value of the Company's forecasted tax attributes outstanding at the end of fiscal 2018, based on the Company Projections, discounted to present value using the same range of discount rates, and also the net cash of the Company as of March 31, 2014. Qatalyst Partners applied a dilution factor of 18% to reflect the dilution to current stockholders due to the effect of future issuance of equity awards projected by the Company's management. Based on the calculations set forth above and on the Company's fully-diluted shares (assuming the treasury stock method), including common stock, RSUs and stock options as provided by the Company's management as of June 10, 2014, this analysis implied a range of values for the Company's common stock of approximately $7.04 to $12.88 per share.

Selected Companies Analysis

        Qatalyst Partners compared selected financial information and public market multiples for the Company with publicly available information and public market multiples for selected companies. The companies used in this comparison included those companies listed below and were selected because they are publicly traded companies in our industry.

        Solid-State Focused Companies:

  •
  SanDisk Corporation

  •
  Silicon Motion Technology Corporation

  •
  Violin Memory, Inc.

        Storage & Data Center Focused Components Companies:

  •
  Marvell Technology Group

  •
  Mellanox Technologies, Ltd.

  •
  PMC-Sierra, Inc.

  •
  QLogic Corporation

  •
  Emulex Corporation

        Selected Storage Systems Companies:

  •
  EMC Corporation, excluding its non-wholly owned public subsidiary VMware, Inc.

  •
  NetApp Inc.

  •
  Nimble Storage, Inc.

        Selected Hard Disk Drive Companies:

  •
  Western Digital Corporation

  •
  Seagate Technology PLC

        Based upon research analyst consensus estimates for calendar year 2015, and using the closing prices as of June 13, 2014, for shares of the selected companies, Qatalyst Partners calculated, among other things, the implied fully-diluted enterprise value divided by the estimated consensus revenue for calendar year 2015, which are referred to in this Solicitation/Recommendation Statement as the "CY2015E Revenue Multiple." The high, low and median CY15E Revenue Multiples among the selected companies analyzed was 2.7x, 1.9x and 2.7x, respectively, for solid-state focused companies, 2.4x, 0.6x and 1.4x, respectively, for storage and data center focused components companies, 6.8x, 1.2x and 1.3x, respectively, for storage systems companies and 1.4x, 1.3x and 1.4x, respectively, for selected hard drive disk companies. The CY15E Revenue Multiple for the Company based on the street case was 1.8x.

        Based on an analysis of the CY15E Revenue Multiple for each of the selected companies, Qatalyst Partners selected a representative range of 1.25x to 2.25x and applied this range to the Company's estimated calendar year 2015 revenue based on the management case and the street case, respectively. Based on the Company's fully-diluted shares (assuming the treasury stock method), including common stock, RSUs and stock options as provided by the Company's management as of June 10, 2014, this analysis implied a range of values for the Company common stock of approximately $7.71 to $12.17 per share based on the management case and approximately $7.16 to $11.21 per share based on the street case.

        No company included in the selected companies analysis is identical to the Company. In evaluating the selected companies, Qatalyst Partners made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters. Many of these matters are beyond the control of the Company, such as the impact of competition on the business of the Company or the industry in general, industry growth and the absence of any material adverse change in the financial condition and prospects of the Company or the industry or in the financial markets in general, which could affect the public trading value of the companies. Mathematical analysis, such as determining the arithmetic mean, median, or the high or low, is not in itself a meaningful method of using selected company data.

Miscellaneous

        In connection with the review of the Transaction by our Board of Directors, Qatalyst Partners performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily amenable to a partial analysis or summary description. In arriving at its opinion, Qatalyst Partners considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Qatalyst Partners believes that selecting any portion of its analyses, without considering all analyses as a whole, could create a misleading or incomplete view of the process underlying its analyses and opinion. In addition, Qatalyst Partners may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Qatalyst Partners' view of the actual value of the Company. In performing its analyses, Qatalyst Partners made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond our control. Any estimates contained in Qatalyst Partners' analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

        Qatalyst Partners conducted the analyses described above solely as part of its analysis of the fairness, from a financial point of view, of the $11.25 per share cash consideration to be received by the holders of the Company Common Stock, other than SanDisk or any affiliate of SanDisk, pursuant to the Acquisition Agreement, and in connection with the delivery of its opinion to our Board of Directors. These analyses do not purport to be appraisals or to reflect the price at which the Company Common Stock might actually trade.

        Qatalyst Partners' opinion and its presentation to our Board of Directors was one of many factors considered by our Board of Directors in deciding to approve the Acquisition Agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of our Board of Directors with respect to the consideration to be received by our stockholders pursuant to the Transaction or of whether our Board of Directors would have been willing to agree to a different consideration. The consideration was determined through arm's-length negotiations between the Company and SanDisk and was approved by our Board of Directors. Qatalyst Partners provided advice to us during these negotiations. Qatalyst Partners did not, however, recommend any specific consideration to us or that any specific consideration constituted the only appropriate consideration for the Transaction.

        Qatalyst Partners provides investment banking and other services to a wide range of corporations and individuals, domestically and offshore, from which conflicting interests or duties may arise. In the ordinary course of these activities, affiliates of Qatalyst Partners may at any time hold long or short positions, and may trade or otherwise effect transactions in debt or equity securities or loans of the Company, SanDisk or certain of their respective affiliates.

        During the two-year period prior to the date of Qatalyst Partners' opinion, no material relationship existed between Qatalyst Partners or any of its affiliates and the Company or SanDisk pursuant to which compensation was received by Qatalyst Partners or its affiliates, other than Qatalyst Partners acting as financial advisor to SanDisk in connection with its acquisition of SMART Storage Systems; however, Qatalyst Partners and/or its affiliates may in the future provide investment banking and other financial services to the Company or SanDisk and their respective affiliates, for which it would expect to receive compensation.

        Under the terms of its engagement letter, Qatalyst Partners provided the Company with financial advisory services in connection with the Transaction for which it will be paid approximately $23 million, $250,000 of which was payable upon execution of the engagement letter, $5.7 million of which was payable upon delivery of its opinion, and the remaining portion of which will be paid upon, and subject to, consummation of the Tender Offer. The Company has also agreed to reimburse Qatalyst Partners for its expenses incurred in performing its services. The Company has also agreed to indemnify Qatalyst Partners and its affiliates, their respective members, directors, officers, partners, agents and employees and any person controlling Qatalyst Partners or any of its affiliates against certain liabilities, including liabilities under the federal securities law, and expenses related to or arising out of Qatalyst Partners' engagement.

  Financial Projections

        The management of Fusion-io prepared, among other information, certain unaudited, non-public financial projections that were provided to the Fusion-io Board in connection with its consideration of the Offer and the Merger, to Qatalyst to assist it in its financial analyses discussed above and, in certain cases, to SanDisk.

        In May 2014, Fusion-io's management prepared and delivered to the Fusion-io Board a preliminary financial plan through the end of fiscal year 2015, which are referred to herein as the Case A-1 Projections, reflecting Fusion-io management's financial projections for the remainder of Fiscal Years 2014 and 2015. These preliminary financial projections were also provided to SanDisk following the resumption of discussions regarding a potential transaction with SanDisk and to Qatalyst.

        In June 2014, Fusion-io's management prepared and delivered to the Fusion-io Board Fusion-io's management's current three-year plan, reflecting Fusion-io's management's financial projections for Fiscal Years 2015, 2016 and 2017. The financial projections for Fiscal Year 2015 remained substantially similar to those included in the Case A-1 Projections. Such projections, which are referred to herein as the Case A-2 Projections, were provided to Qatalyst and, following review by the Fusion-io Board, to SanDisk.

        Also in June 2014, Fusion-io's management prepared financial projections for use by Qatalyst in its financial analysis. Such information included the preparation of financial projections for Fiscal Years 2018 and 2019, which were prepared by extrapolating from the Case A-2 Projections, as well as the preparation of other financial information for the fourth Quarter of Fiscal Year 2014 and Fiscal Years 2015 through 2019 in order to derive unlevered free cash flows for such years. We refer to those projections in this Solicitation/Recommendation Statement as the "Company Projections."

        The Case A-1 Projections, Case A-2 Projections and the Company Projections are as follows:(1)(2)

Case A-1 Projections

	FY2014E(3)	FY2015E
	($ in thousands)
Total Revenue	$391,000	$470,000
Non-GAAP Gross Profit(4)	217,000	250,000
Non-GAAP Gross Margin Percent	55%	53%
Total Non-GAAP Operating Expenses(4)	270,000	250,000
Net Non-GAAP Operating Income(4)	(54,000)	0

Case A-2 Projections

	FY2015E Projected	FY2016E Projected	FY2017E Projected
	($ in thousands)
Revenue	$470,000	$587,000	$703,000
Non-GAAP COGS(4)	220,000	271,000	327,000
Non-GAAP Gross Margin(4)	250,000	316,000	377,000
Non-GAAP Gross Margin (%)	53%	54%	54%
Non-GAAP Operating Expenses(4)	250,000	270,000	292,000
Total Non-GAAP Operating Income(4)	0	46,000	85,000

 Company Projections

						Terminal
	Q4 FY2014E
		FY2015E	FY2016E	FY2017E	FY2018E	FY2019E
Revenue	$110	$470	$587	$703	$826	$950
% Growth	—	20%	25%	20%	18%	15%
Non-GAAP Operating Income(4)	(15)	0	46	85	128	169
% Margin	(13)%	0%	8%	12%	15%	18%
Less: Cash Taxes	(0)	(1)	(2)	(2)	(2)	(59)
Cash Tax Rate	—	—	3%	2%	2%	35%
Non-GAAP Net Operating Profit After Taxes	(15)	(1)	44	83	126	110
% Margin	(14)%	(0)%	8%	12%	15%	12%
Less: Capital Expenditures	(6)	(13)	(14)	(16)	(17)	(18)
% of Revenue	5%	3%	2%	2%	2%	2%
Plus: Depreciation and Amortization	4	13	14	16	17	18
% of Capital Expenditures	71%	100%	100%	100%	100%	100%
Less: Investment in Working Capital	3	11	5	(13)	(14)	(14)
% of Revenue	3%	(2)%	(1)%	2%	2%	1%
Unlevered Free Cash Flow	(13)	10	49	70	112	96
% Growth	—	—	—	42%	59%	—

(1)
Fusion-io's financial statements are calculated based on a June 30 fiscal year end.

(2)
Projections assume the divestiture of one of Fusion-io's product lines beginning in Fiscal Year 2015.

(3)
Reflects actual results through the quarter ended March 31, 2014.

(4)
Non-GAAP COGS, Non-GAAP Gross Margin, Non-GAAP Operating Expenses, and Non-GAAP Operating Income consists of the comparable GAAP equivalents excluding the effects of stock-based compensation expense, amortization of intangible assets, litigation settlement related expenses, and acquisition related expenses.

        Fusion-io does not, as a matter of course, make public any financial projections as to future performance or earnings, other than limited guidance provided by Fusion-io from time to time. The summary of these financial projections is included solely to give stockholders access to a summary of the same prospective financial information that was made available to SanDisk, Purchaser and Qatalyst and is not included in this Schedule 14D-9 in order to influence any stockholder to make any investment decision with respect to the Offer or the Merger, including whether to tender Shares in the Offer or whether or not to seek appraisal rights with respect to the Shares.

        The financial projections are forward-looking statements that reflect numerous assumptions made by the management of Fusion-io and general business, economic, market and financial conditions and other matters, all of which are difficult to predict and many of which are beyond Fusion-io's control. As such, the financial projections reflect subjective judgment in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Although Fusion-io believes the assumptions underlying the financial projections to be reasonable, all financial projections are inherently uncertain, and Fusion-io expects that there will be differences between actual and projected results. Such differences may result from the realization of any of numerous risks and uncertainties, including but not limited to the important factors listed under "Item 1A. Risk Factors" in Fusion-io's Annual Report on Form 10-K for the fiscal year ended June 30,

2013. Accordingly, there can be no assurance that the assumptions made in preparing the financial projections will prove accurate or that any of the financial projections will be realized.

        The financial projections were not prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles. Fusion-io's independent registered public accounting firm has not examined, compiled or otherwise applied procedures to the above financial projections and accordingly assumes no responsibility for them. Further, the financial projections cover multiple years and such information by its nature becomes less reliable with each successive year. The inclusion of the above financial projections should not be regarded as an indication that any of Fusion-io, Qatalyst, SanDisk, Purchaser or any of their respective affiliates or representatives considered or consider the financial projections to be a prediction of actual future events, and the financial projections should not be relied upon as such.

        However, as communicated by Fusion-io to Qatalyst, the financial projections had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Fusion-io of the future financial performance of Fusion-io and the other matters covered thereby and, accordingly, upon which, with Fusion-io's consent, Qatalyst relied in performing its financial analyses as indicated above. None of Fusion-io, Qatalyst, SanDisk, Purchaser or any of their respective affiliates or representatives makes any representation or warranty to any stockholder regarding the validity, reasonableness, accuracy or completeness of the financial projections included above.

        None of Fusion-io, Qatalyst, SanDisk, Purchaser or any of their respective affiliates or representatives, intends to, and each of them expressly disclaims any obligation to, update, revise or correct the financial projections to reflect circumstances existing or arising after the date such financial projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the financial projections are shown to be in error.

        The financial projections were prepared by Fusion-io management based on information available at the time they were prepared. The financial projections do not take into account any circumstances or events occurring after the date they were prepared except as anticipated thereby, including the transactions contemplated by the Acquisition Agreement. Similarly, the financial projections do not take into account the effect of any failure of the Offer or the Merger to occur and thus should not be viewed as accurate in that context.

        In light of the foregoing, stockholders are cautioned not to unduly rely on the financial projections as a predictor of future operating results or otherwise. If stockholders give any consideration to the financial projections, they should carefully consider the assumptions, risks and uncertainties inherent in such financial projections before making any decision as to whether to tender their Shares in the Offer.

  Intent to Tender

        To Fusion-io's knowledge, after making reasonable inquiry, each of Fusion-io's executive officers and directors who holds Shares has executed a Support Agreement and currently intends to tender or cause to be tendered for purchase pursuant to the Offer any Shares owned of record or beneficially owned by such director or executive officer. The summary of the Support Agreement contained in Item 3 above under the heading "Support Agreements" is incorporated herein by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the form of Support Agreement, which has been filed as Exhibit (e)(2) hereto and is incorporated by reference herein, and by reference to each individual Support Agreement, copies of which have been filed as Exhibits (e)(3)-(e)(10) hereto and which are incorporated by reference herein.

Item 5.    Persons/Assets, Retained, Employed, Compensated or Used.

        For information regarding the retention of and compensation payable to Qatalyst, see the information set forth under Item 4 above, under the heading "Opinion of Financial Advisor."

        Neither Fusion-io nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations in connection with the Offer or Merger, except that such solicitations or recommendations may be made by directors, executive officers or employees of Fusion-io, for whose services no additional compensation will be paid.

Item 6.    Interest in Securities of the Subject Company.

        Other than as set forth below, no transactions in the Shares have been effected by the Company, or, to the Company's knowledge, by any of its directors, executive officers, affiliates or subsidiaries, during the 60 days prior to the date of this Schedule 14D-9, except for the following:

  (i)
  Each of the directors and officers of the Company who holds Shares, each in their capacity as stockholders, entered into Support Agreements. The summary of the Support Agreement contained in Item 3 above is incorporated herein by reference. Such summary does not purport to be complete.

  (ii)
  The transactions listed below.

Executive Officer	Date of transaction	Nature of Transaction	Number of shares	Price/share
Shane V Robison	May 15, 2014	Acquired shares of common stock upon vesting of RSU award	80,935	$0.00
Shane V Robison	May 15, 2014	Forfeiture of stock for taxes	26,183	8.29
Lance L. Smith	May 15, 2014	Acquired shares of common stock upon vesting of RSU award	9,375	0.00
Lance L. Smith	May 15, 2014	Forfeiture of stock for taxes	3,524	8.29
David W. Sampson	May 15, 2014	Acquired shares of common stock upon vesting of RSU award	1,875	0.00
David W. Sampson	May 15, 2014	Forfeiture of stock for taxes	707	8.29

Item 7.    Purposes of the Transaction and Plans or Proposals.

        Except as set forth in this Schedule 14D-9, Fusion-io is not currently undertaking or engaged in any negotiations in response to the Offer that relate to: (a) a tender offer for, or other acquisition of, Fusion-io's securities by Fusion-io, any of its subsidiaries or any other person; (b) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Fusion-io or any subsidiary of Fusion-io; (c) any purchase, sale or transfer of a material amount of assets of Fusion-io or any subsidiary of Fusion-io; or (d) any material change in the present dividend rate or policy, indebtedness or capitalization of Fusion-io.

        Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Fusion-io Board, agreements in principle or signed contracts in response to the Offer that relate to the matters referred to in the preceding paragraph.

Item 8.    Additional Information.

  Information Regarding Golden Parachute Compensation

        The information set forth under Item 3 above under the heading "Arrangements with Current Executive Officers, Directors or Affiliates of Fusion-io" is incorporated herein by reference.

  Stockholder Approval Not Required

        If Purchaser consummates the Offer, the Acquisition Agreement contemplates that the parties will effect the closing of the Merger without a vote of the Company's stockholders in accordance with Section 253 or Section 251(h) of the DGCL, as applicable. The Fusion-io Board has approved the Acquisition Agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the DGCL. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares entitled to vote (whether by meeting of Company stockholders or otherwise) on the adoption of the Acquisition Agreement, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by Fusion-io's stockholders. Additionally, under Section 251(h) of the DGCL and subject to certain statutory provisions, if Purchaser acquires, pursuant to the Offer or otherwise, at least the number of Shares that would otherwise be required to approve the Merger, and the other stockholders receive the same consideration for their Shares as was payable in the Offer, Purchaser can effect the Merger without the approval of the Company's other stockholders. If the Merger is effected, (i) Company stockholders who do not tender their Shares in the Offer will be entitled to appraisal rights under the DGCL, provided that the relevant requirements under the DGCL have been satisfied, and (ii) Company stockholders who do not validly exercise appraisal rights under the DGCL will receive the same cash consideration for their shares following consummation of the Merger as was payable in the Offer.

  Delaware Anti-Takeover Law

        Section 203 of the DGCL prevents certain "business combinations" with an "interested stockholder" (generally, any person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to becoming an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction pursuant to which the person became an interested stockholder. The Fusion-io Board approved the Offer and the Merger for purposes of Section 203 of the DGCL, and SanDisk and Purchaser have represented in the Acquisition Agreement that neither is an "interested stockholder." The Offer is therefore not subject to the restrictions on "business combinations" under Section 203 of the DGCL. Many other states have also adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices or principal places of business in such states or whose business operations otherwise have substantial economic effects in such states. In the event it is asserted that any such provisions applies to the Offer or the Merger, we may be required to file certain documents with, or receive approvals from, the relevant state authorities.

  Antitrust Law

        U.S. Antitrust.    Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisitions may not be consummated unless certain information has been furnished to the FTC and Antitrust Division of the Department of Justice (the "DOJ") and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

        Under the provisions of the HSR Act applicable to the Offer, the acquisition of Shares pursuant to the Offer may be completed following the expiration of a 15-day waiting period following the filing by SanDisk of its Premerger Notification and Report Form with respect to the Offer, unless SanDisk receives a Request for Additional Information and Documentary Materials (a "Second Request") from the FTC or DOJ or unless early termination of the waiting period is granted. If, within the initial 15-day waiting period, either the FTC or DOJ issues a Second Request, the waiting period with respect to the Offer will be extended until 10 calendar days following the date of substantial compliance by SanDisk. If either the 15-day or 10-day waiting period expires on a Saturday, Sunday, or federal holiday, then the period is extended until 11:59 p.m. of the next day that is not a Saturday, Sunday, or federal holiday. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act rules. After that time, the waiting period could be extended only by court order or with SanDisk's voluntary consent. The FTC or the DOJ may terminate the additional 10-day waiting period before its expiration. Complying with a Second Request may take a significant amount of time.

        The FTC and the DOJ will review the legality under the antitrust laws of SanDisk's proposed acquisition of Shares pursuant to the Offer. At any time before or after SanDisk's acquisition of Shares pursuant to the Offer, the FTC or DOJ could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking the divestiture of Shares acquired by SanDisk, or the divestiture of substantial assets of Fusion-io or its subsidiaries or SanDisk or its subsidiaries. State attorneys general may also bring legal action under both state and Federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

        Foreign Antitrust.    The Company and SanDisk and their respective subsidiaries conduct business in a number of countries outside of the United States in which the Company's products are currently sold. In connection with the purchase of Shares pursuant to the Offer, the laws of certain of these foreign countries may require the filing of information with, or the obtaining of approval of, governmental authorities therein. Competition authorities in certain of these foreign countries may refuse to grant required approvals or clearances, bring legal action under applicable foreign antitrust laws seeking to enjoin the purchase of Shares pursuant to the Offer, or seek the divestiture of Shares acquired by SanDisk or the divestiture of substantial assets of the Company or its subsidiaries or SanDisk and its subsidiaries. There can be no assurance that SanDisk will obtain all required foreign antitrust approvals or clearances or that a challenge to the Offer by foreign competition authorities will not be made, or, if such a challenge is made, the result thereof.

        Based on a review of the information currently available relating to the countries and businesses in which SanDisk and the Company are engaged, the Company understands that SanDisk believes that a mandatory antitrust merger control notification filing should also be made in Germany with the German Federal Cartel Office ("FCO"). There is a one-month period for the initial (Phase I) review by the FCO under German merger control laws applicable to the purchase of Shares pursuant to the Offer. If the FCO initiates an in-depth review (Phase II) prior to the expiration of the Phase I period, the period during which the FCO may review the Offer is extended to four months following the date of the initial filing. The review period may be extended by mutual agreement of the notifying party and the FCO, in which case the period will end at 11:59 p.m., Bonn (GER) time on the regular business day agreed upon by the notifying party and the FCO.

  Litigation

        As of June 20, 2014, nine purported Fusion-io stockholders separately filed putative class action lawsuits in the Delaware Court of Chancery against Fusion-io, the members of the Fusion-io Board, Purchaser and SanDisk (collectively, the "Defendants"), challenging the proposed transactions among SanDisk, Purchaser and Fusion-io. The actions are captioned Andrew Li v. Fusion-io, Inc., et al., C.A. No. 9777-VCP; Denenberg v. Fusion-io, Inc., et al., C.A. No. 9784-VCP; Hassani v. Fusion-io, Inc., et al., C.A. No. 9785-VCP; Espinoza v. Fusion-io, Inc., et al., C.A. No. 9798-VCP; Peng Li v. Fusion-io, Inc., et al., C.A. No. 9799-VCP; Ng v. Fusion-io, Inc., C.A. No. 9802-VCP; Murphy v. Robison et al., C.A. 9804-VCP, Seltzer v. Robison et al., C.A. No. 9810-VCP and Micek v. Fusion-io, Inc., C.A. No. 9806-VCP. Two additional putative class action lawsuits have been filed as of June 20, 2014: the first, captioned JAS Securities v. Fusion-io, Inc., et al., in the Third Judicial District Court of Utah and the second, captioned Mandigo v. Robison et al., in the Santa Clara County Superior Court. Generally, the lawsuits allege that the Defendants breached, and/or aided breaches of, fiduciary duties owed to Fusion-io's public stockholders by, among other things, engaging in an improper process with respect to the proposed transaction, agreeing to a transaction price that does not adequately compensate stockholders and agreeing to preclusive deal protection measures in the Acquisition Agreement. All complaints seek, among other things, to enjoin the Defendants from consummating the Merger, damages, and an award of attorneys' fees and costs.

  Appraisal Rights

        Fusion-io's stockholders do not have appraisal rights in connection with the Offer. However, if the Merger is completed, under Section 262 of the DGCL, any holder of Shares immediately prior to the Effective Time who complies with the applicable statutory procedures under Section 262 of the DGCL will be entitled to dissent from the Merger and demand to receive a judicial determination of the fair value of the holder's Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such judicially determined amount in cash, together with such rate of interest, if any, as the Delaware court may determine for Shares held by such holder (such Shares held by all such holders, collectively, the "Dissenting Shares"). Any judicial determination of fair value of such Dissenting Shares could be based upon considerations other than or in addition to the price paid in the Offer and the Merger and the market value of the Shares. Stockholders should recognize that the value so determined could be higher than, lower than, or equal to the Offer Price or the consideration per Share to be paid in the Merger. Moreover, the Surviving Corporation may argue in an appraisal preceding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the Offer Price. Unless the court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of judgment. Stockholders who tender their Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto, but rather will receive the Offer Price.

        If the Merger is consummated without any meeting of Fusion-io's stockholders pursuant to Section 251(h) or Section 253 of the DGCL, the Surviving Corporation will be required to send a notice within ten days after the date the Merger has become effective to each stockholder of record on the effective date of the Merger. The notice will inform stockholders of the effective date of the Merger and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of Section 262 of the DGCL. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

        APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE IF THE MERGER IS COMPLETED TO STOCKHOLDERS WHO DO NOT TENDER THEIR SHARES IN THE OFFER. STOCKHOLDERS WHO DO NOT TENDER THEIR SHARES IN THE OFFER WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

        STOCKHOLDERS WHO TENDER THEIR SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO, BUT RATHER, WILL RECEIVE THE PRICE PAID IN THE OFFER THEREFOR.

  Forward-Looking Statements

        Certain statements either contained in or incorporated by reference into this document, other than just purely historical information, including estimates, projections and statements relating to the Company's business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are "forward-looking statements." These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions. Fusion-io has identified some of these forward-looking statements with words like "believes," "plans," "anticipates," "projects," "estimates," "expects," "intends," "strategy," "future," "opportunity," "may," "will," "should," "could," or "potential," the negatives of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include, without limitation, statements regarding the planned completion of the Offer, the Merger and other aspects of the transaction. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements, including, but not limited to, risks and uncertainties related to: uncertainties as to the timing of the transaction; uncertainties as to the percentage of Fusion-io stockholders tendering their shares in the Offer; the possibility that competing offers or acquisition proposals will be made; uncertainties as to the parties' ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Acquisition Agreement and the possibility of any termination of the Acquisition Agreement; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; legislative and regulatory activity and oversight; and other risks and uncertainties pertaining to the business of Fusion-io, including the risks and uncertainties detailed in Fusion-io's public periodic filings with the SEC, including Fusion-io's most recent Annual Report on Form 10-K for the year ended June 30, 2013, Quarterly Reports on Form 10-Q and its subsequently filed SEC reports, each as filed with the SEC, as well as the documents filed by SanDisk in connection with the Offer and this Schedule 14D-9. The reader is cautioned to not unduly rely on these forward-looking statements. Fusion-io expressly disclaims any intent or obligation to update or revise any forward-looking statement as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Item 9.    Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated June 24, 2014 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed with the SEC by Flight Merger Sub, Inc. and SanDisk Corporation on June 24, 2014).*
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed with the SEC by Flight Merger Sub, Inc. and SanDisk Corporation on June 24, 2014).*
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed with the SEC by Flight Merger Sub, Inc. and SanDisk Corporation on June 24, 2014).*
(a)(1)(D)
Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed with the SEC by Flight Merger Sub, Inc. and SanDisk Corporation on June 24, 2014).*
(a)(1)(E)
Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed with the SEC by Flight Merger Sub, Inc. and SanDisk Corporation on June 24, 2014).*
(a)(1)(F)	Letter to stockholders of Fusion-io, Inc. dated June 24, 2014.*
(a)(5)(A)	Joint Press Release issued by the Company and SanDisk, dated June 16, 2014 (incorporated by reference to Exhibit 99.1 to the Company's Form 8-K filed with the SEC on June 16, 2014).
(a)(5)(B)	Letter to Fusion-io Employees from Shane V Robison (incorporated by reference to the Company's Schedule 14D9-C filed with the SEC on June 16, 2014).
(a)(5)(C)	List of Frequently Asked Questions provided to Fusion-io Employees (incorporated by reference to the Company's Schedule 14D9-C filed with the SEC on June 16, 2014).
(a)(5)(D)	Message to Fusion-io's Sales Team from Ian Whiting (incorporated by reference to the Company's Schedule 14D9-C filed with the SEC on June 16, 2014).
(a)(5)(E)	Letter to Fusion-io's Customers from Ian Whiting (incorporated by reference to the Company's Schedule 14D9-C filed with the SEC on June 16, 2014).
(a)(5)(F)	Letter to Fusion-io's Partners from Gary Smerdon (incorporated by reference to the Company's Schedule 14D9-C filed with the SEC on June 16, 2014).
(a)(5)(G)	Letter to Fusion-io's Suppliers from Jason Snodgress (incorporated by reference to the Company's Schedule 14D9-C filed with the SEC on June 16, 2014).
(a)(5)(H)	Message from Fusion-io's Investor Relations Department (incorporated by reference to the Company's Schedule 14D9-C filed with the SEC on June 16, 2014).
(a)(5)(I)	List of Frequently Asked Questions (incorporated by reference to the Company's Schedule 14D9-C filed with the SEC on June 16, 2014).
(a)(5)(J)	Opinion of Qatalyst Partners LP, dated June 16, 2014 (included as Annex I to this Schedule 14D-9).*

Exhibit Number	Description
(e)(1)	Agreement and Plan of Merger, dated June 16, 2014, among SanDisk Corporation, Flight Merger Sub, Inc. and Fusion-io, Inc. (incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on June 16, 2014)
(e)(2)
Form of Support Agreement, dated June 16, 2014, between SanDisk Corporation and certain stockholders of the Company (incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on June 16, 2014)
(e)(3)
Support Agreement, dated June 15, 2014, by and between SanDisk Corporation and Shane Robison (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed with the SEC by Flight Merger Sub, Inc. and SanDisk Corporation on June 24, 2014)
(e)(4)
Support Agreement, dated June 15, 2014, by and between SanDisk Corporation and Lance L. Smith (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed with the SEC by Flight Merger Sub, Inc. and SanDisk Corporation on June 24, 2014)
(e)(5)
Support Agreement, dated June 15, 2014, by and between SanDisk Corporation and David Sampson (incorporated by reference to Exhibit (d)(4) to the Schedule TO filed with the SEC by Flight Merger Sub, Inc. and SanDisk Corporation on June 24, 2014)
(e)(6)
Support Agreement, dated June 15, 2014, by and between SanDisk Corporation and Scott D. Sandell (incorporated by reference to Exhibit (d)(5) to the Schedule TO filed with the SEC by Flight Merger Sub, Inc. and SanDisk Corporation on June 24, 2014)
(e)(7)
Support Agreement, dated June 15, 2014, by and between SanDisk Corporation and Forest Baskett (incorporated by reference to Exhibit (d)(6) to the Schedule TO filed with the SEC by Flight Merger Sub, Inc. and SanDisk Corporation on June 24, 2014)
(e)(8)
Support Agreement, dated June 15, 2014, by and between SanDisk Corporation and H. Raymond Bingham (incorporated by reference to Exhibit (d)(7) to the Schedule TO filed with the SEC by Flight Merger Sub, Inc. and SanDisk Corporation on June 24, 2014)
(e)(9)
Support Agreement, dated June 15, 2014, by and between SanDisk Corporation and Dana L. Evan (incorporated by reference to Exhibit (d)(8) to the Schedule TO filed with the SEC by Flight Merger Sub, Inc. and SanDisk Corporation on June 24, 2014)
(e)(10)
Support Agreement, dated June 15, 2014, by and between SanDisk Corporation and New Enterprise Associates 12, Limited Partnership (incorporated by reference to Exhibit (d)(9) to the Schedule TO filed with the SEC by Flight Merger Sub, Inc. and SanDisk Corporation on June 24, 2014)
(e)(11)
Nondisclosure Agreement, dated November 18, 2013, between Fusion-io, Inc. and SanDisk Corporation (incorporated by reference to Exhibit (d)(10) to the Schedule TO filed with the SEC by Flight Merger Sub, Inc. and SanDisk Corporation on June 24, 2014)
(e)(12)
Exclusivity Agreement, dated May 23, 2014, between SanDisk Corporation and Fusion-io, Inc. (incorporated by reference to Exhibit (d)(11) to the Schedule TO filed with the SEC by Flight Merger Sub, Inc. and SanDisk Corporation on June 24, 2014)
(e)(13)	2006 Stock Option Plan and Form of Stock Option Agreement under 2006 Stock Option Plan (incorporated by reference to Exhibit 10.2 to the Company's Form S-1 filed with the SEC on March 9, 2011)
(e)(14)	2008 Stock Incentive Plan and Form of Stock Option Agreement under 2008 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Form S-1 filed with the SEC on March 9, 2011)

Exhibit Number	Description
(e)(15)	2010 Executive Stock Incentive Plan and Related Forms (incorporated by reference to Exhibit 10.4 to the Company's Form S-1 filed with the SEC on March 9, 2011)
(e)(16)	2011 Equity Incentive Plan and Related Forms (incorporated by reference to Exhibit 10.5 to the Company's Form S-1/A filed with the SEC on May 23, 2011)
(e)(17)
2011 Employee Stock Purchase Plan and Form of Purchase Agreement under 2011 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.6 to the Company's Form S-1/A filed with the SEC on May 23, 2011)
(e)(18)	Form of Non-Plan Stock Option Agreement between Fusion-io and certain of its officers (incorporated by reference to Exhibit 10.7 to the Company's Form S-1 filed with the SEC on March 9, 2011)
(e)(19)	IO Turbine, Inc. 2009 Equity Incentive Plan (incorporated by reference to Exhibit 4.1 to the Company's Form S-8 filed with the SEC on September 2, 2011)
(e)(20)
Form of Involuntary Termination Severance Agreement between Fusion-io and certain of its officers (incorporated by reference to Exhibit 10.10 to the Company's Form S-1 filed with the SEC on March 9, 2011)
(e)(21)
Offer Letter between Fusion-io and Lance L. Smith, dated April 29, 2008 as supplemented by an Offer Letter dated December 26, 2008 (incorporated by reference to Exhibit 10.18 to the Company's Form S-1/A filed with the SEC on May 6, 2011)
(e)(22)	Letter Agreement between Fusion-io and Shane V Robison, dated May 29, 2013 (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed with the SEC on May 31, 2013)
(e)(23)	Offer Letter between Fusion-io and Theodore A. Hull, dated November 26, 2013 (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q filed with the SEC on February 7, 2014)
(e)(24)	Offer Letter between Fusion-io and Ian E. Whiting, dated November 11, 2013 (incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q filed with the SEC on February 7, 2014)
(e)(25)	Offer Letter between Fusion-io and Gary J. Smerdon, dated October 3, 2013 (incorporated by reference to Exhibit 10.4 to the Company's Form 10-Q filed with the SEC on February 7, 2014)
(e)(26)	Offer Letter between Fusion-io and David W. Sampson, dated June 22, 2010 (incorporated by reference to Exhibit 10.5 to the Company's Form 10-Q filed with the SEC on February 7, 2014)
(e)(27)
Offer Letter, dated June 14, 2014, by and between SanDisk Corporation and Lance L. Smith (incorporated by reference to Exhibit (d)(12) to the Schedule TO filed with the SEC by Flight Merger Sub, Inc. and SanDisk Corporation on June 24, 2014)
(e)(28)	Amended and Restated Certificate of Incorporation of Fusion-io (incorporated by reference to Exhibit 3.1 to the Company's Form 10-K filed with the SEC on September 2, 2011)
(e)(29)	Amended and Restated Bylaws of Fusion-io (incorporated by reference to Exhibit 3.2 to the Company's Form 10-K filed with the SEC on September 2, 2011)

Exhibit Number	Description
(e)(30)	Form of Indemnification Agreement, between Fusion-io and each of its directors and officers (incorporated by reference to Exhibit 10.1A to the Company's Form S-1/A filed with the SEC on May 23, 2011)

*
Included in materials mailed to stockholders of the Company.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FUSION-IO, INC.
By:	/s/ SHANE V ROBISON
	Name:	Shane V Robison
	Title:	Chief Executive Officer

Dated: June 24, 2014

ANNEX I: Fairness Opinion of Qatalyst Partners LP

June 15, 2014

Board of Directors
Fusion-io, Inc.
2855 E. Cottonwood Parkway, Suite 100
Salt Lake City, Utah 84121

Members of the Board:

        We understand that Fusion-io, Inc. (the "Company"), SanDisk Corporation ("Parent") and Flight Merger Sub, Inc., a wholly owned subsidiary of Parent ("Merger Sub") propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated June 13, 2014 (the "Merger Agreement"), which provides, among other things, for (i) the commencement by Merger Sub of a tender offer (the "Offer") for all outstanding shares of common stock of the Company, par value $0.0002 per share (the "Company Shares") for $11.25 per Company Share in cash and (ii) the subsequent merger of Merger Sub with and into the Company (the "Merger" and, together with the Offer, the "Transaction"). Pursuant to the Merger, the Company will become a wholly owned subsidiary of Parent, and each Company Share, other than the Company Shares owned by Parent, Merger Sub or the Company, or by any direct or indirect wholly owned subsidiary of Parent, Merger Sub or the Company, in each case immediately prior to the effective time of the Merger, and the Company Shares held by holders who shall have neither voted in favor of the Merger nor consented thereto in writing and who shall have properly and validly exercised and perfected their statutory rights of appraisal in respect of such Company Shares in accordance with Section 262 of the General Corporation Law of the State of Delaware, will be cancelled and converted into the right to receive $11.25 per Company Share in cash. The terms and conditions of the Offer and the Merger are more fully set forth in the Merger Agreement.

        You have asked for our opinion as to whether the consideration to be received by the holders of the Company Shares, other than Parent or any affiliates of Parent (the "Holders"), pursuant to the Merger Agreement is fair, from a financial point of view, to such Holders.

        For purposes of the opinion set forth herein, we have reviewed a draft, dated June 13, 2014, of the Merger Agreement (the "Draft Merger Agreement"), certain related documents and certain publicly available financial statements and other business and financial information of the Company. We have also reviewed certain forward-looking information prepared by management of the Company, including financial projections and operating data of the Company (collectively, the "Company Projections"). Additionally, we discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company. We also reviewed the historical market prices and trading activity for the Company Shares and compared the financial performance of the Company and the prices and trading activity of Company Common Stock with that of certain other selected publicly-traded companies and their securities. In addition, we performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

        In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to, or discussed with, us by the Company. With respect to the Company Projections, we have been advised by the management of the Company, and have assumed, that they have been reasonably

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prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company and other matters covered thereby. We have assumed that the final executed Merger Agreement will not differ from the Draft Merger Agreement in any respect material to our opinion. We also have assumed that the Transaction will be consummated in accordance with the terms set forth in the final executed Merger Agreement, without any modification or delay. In addition, we have assumed that in connection with the receipt of all the necessary approvals of the proposed Transaction, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on the Company or the contemplated benefits expected to be derived in the proposed Transaction. We have not made any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal. In addition, we have relied, without independent verification, upon the assessment of the management of the Company as to the existing and future technology and products of the Company and the risks associated with such technology and products.

        We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services payable upon rendering of this opinion. We will also receive an additional, larger fee if the Offer is consummated. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities arising out of our engagement. During the two year period prior to the date hereof, no material relationship existed between Qatalyst or any of its affiliates and the Company or Parent pursuant to which compensation was received by Qatalyst or its affiliates, other than Qatalyst acting as financial advisor to Parent in connection with its acquisition of SMART Storage Systems; however, Qatalyst and/or its affiliates may in the future provide investment banking and other financial services to the Company or Parent and their respective affiliates for which we would expect to receive compensation.

        Qatalyst provides investment banking and other services to a wide range of corporations and individuals, domestically and offshore, from which conflicting interests or duties may arise. In the ordinary course of these activities, affiliates of Qatalyst may at any time hold long or short positions, and may trade or otherwise effect transactions in debt or equity securities or loans of the Company, Parent or certain of their respective affiliates.

        This opinion has been approved by our opinion committee in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent. This opinion does not constitute a recommendation as to whether any Holder should tender Company Shares in connection with the Offer and does not in any manner address the price at which Company Shares will trade at any time.

        Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion. Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company. Our opinion is limited to the fairness, from a financial point of view, of the consideration to be received by the Holders pursuant to the Merger Agreement and we express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company's officers, directors or employees, or any class of such persons, relative to such consideration.

        Based on and subject to the foregoing, we are of the opinion on the date hereof that the consideration to be received by the Holders pursuant to the Merger Agreement is fair, from a financial point of view, to such Holders.

Yours faithfully,

QATALYST PARTNERS LP

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